Exceed with COLT



COLT Telecom Group plc
Annual Report 2005

Data | Voice | Managed Services

Table of contents



COLT is a leading provider of business communications

COLT specialises in providing data, voice and managed services to mid-size and major businesses, public bodies and wholesale customers.

Quality of service

Quality of service is fundamental to COLT so we take care to ask for and act on our customers' opinions. We know we keep our customer satisfaction performance well above the industry average by regularly surveying more than 3,000 customers over all 13 of the countries where we operate.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L).

Information about COLT and its services can be found at

www.colt.net

  

Group at a glance

COLT has more than 50,000 customers across all industry sectors. COLT owns and operates a 13 country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 13 COLT data centres.

Products and services

COLT offers its large and medium-sized business customers a comprehensive portfolio of data, voice and managed services. We also provide wholesale services which allow other licensed operators use of COLT's network. According to the delivery method we divide our portfolio into 'switched' and 'non-switched' categories. Broadly, switched products are voice products and non-switched are data products.

Switched products include a full range of voice services for national and international call traffic including intelligent network applications and web and audio conferencing.

Non-switched products include a comprehensive range of data and managed services, as well as integrated IT operations, security, applications and maintenance services.

Network efficiency

Within Europe our 32 city, 20,000 kilometre network reaches more major business centres than any other single operator. It passes more of the businesses in those centres than any other alternative operator. This fully resilient fibre optic network delivered transmission reliability in 2005 of more than 99.96 per cent for voice and better than 99.99 per cent for data.

New products

We have integrated Voice over Internet Protocol (VoIP) systems and switches in our network and in April 2005 launched the market's first ever flat rate VoIP offering. We recently extended our VoIP platform range to include an IP PBX offering with equipment based either at customers' premises or hosted at one of our own data centres.

Launched across Europe in October 2005, COLT Total is our entry level, mass market voice and internet access product, fully VoIP compatible, aimed at enterprises with 10 to 100 employees. COLT Total Plus is a managed service where COLT effectively becomes the customer's virtual IT department, reaching directly to the desktop.

To meet the growing demand from European companies for data centre services, we are providing high availability hosting and disaster recovery solutions. We are also driving innovation into our data centre services portfolio with new blade server technologies, storage platforms and security solutions.



Switched traffic minutes (millions) (for year)

Non-switched private wire voice grade equivalents (000) (at end of year)



Oslo
Helsinki
STOCKHOLM
Gothenburg
Aarhus
Malmo
COPENHAGEN
DUBLIN
MANCHESTER
BIRMINGHAM
AMSTERDAM
Hoofddorp
Bremen
HAMBURG
LONDON
THE HAGUE
Almere
Hilversum
HANNOVER
BERLIN
Bristol
Reading
ROTTERDAM
Breda
ANTWERP
Utrecht
Den Bosch
Essen
Dortmund
DUSSELDORF
USA
Ghent
Lille
Eindhoven
COLOGNE
Leipzig
Offenbach
Wiesbaden
Dresden
Reims
BRUSSELS
FRANKFURT
Rouen
Luxembourg
Mainz
Rennes
PARIS
Mannheim
Nuremberg
Karlsruhe
Tours
Nantes
Strasbourg
STUTTGART
MUNICH
Linz
Poitiers
Dijon
Basel
Winterthur
VIENNA
Lausanne
GENEVA
Berne
ZURICH
Innsbruck
Salzburg
Graz
Zug
LYON
Lucerne
Bordeaux
Lugano
Klagenfurt
MILAN
TURIN
Brescia
Toulouse
Grenoble
Padua
Venice
Bologna
Montpellier
Genoa
Porto
MARSEILLE
Nice
Florence
MADRID
BARCELONA
ROME
LISBON
VALENCIA
Naples

5000
4000
3000
2000
1000
Employees
Employees based in India
01
02
03
04
05

Metropolitan area network (MAN) with Data Centres

MAN

COLT connected city

Operational network managed end-to-end

Network connections between cities are logical paths and may not reflect actual routes

Chairman's overview

2005 was another difficult year for the telecommunications industry. Price pressure and fierce competition are now facts of life in the markets in which we compete. Despite this background we set ourselves some challenging targets for the year: to grow revenue, to introduce more innovative services and technologies, to improve our product mix and margins, to reduce costs and to achieve significant improvements in EBITDA and cash flow.



Barry Bateman
Chairman

we are now a more
competitive
and more
confident
business

In line with the strategy that we set out in October 2004 we have continued to invest in the development of our products, networks, sales structures and people for the long-term benefit of customers and shareholders. With no material increase in staffing levels we have smoothly grown our offshore operation in India from 200 to nearly 600 people, and it is efficiently undertaking all the non customer-facing tasks we have transferred from Europe. We have also begun the process of transforming and simplifying the core administrative systems we need to support the future growth in our business, to make ourselves easier for customers to do business with and to improve the speed with which we can get innovative products to market.

Financial position

During the year COLT passed a key financial milestone. In my Chairman's overview last year I predicted that COLT would become free cash flow positive on a sustainable basis during 2005. We produced positive free cash flow in the third quarter, stayed positive in the fourth, and achieved a £7.0m free cash inflow for the year as a whole. We did not however deliver sufficient revenue growth, despite a major focus on non-switched revenues and improved sales activity. EBITDA nevertheless grew each quarter and reached £173.4m. This is the highest EBITDA in COLT's history, but nonetheless below the goal we set ourselves for the year.

Top line revenue growth of two per cent was disappointing, caused in part by flat markets and reductions in mobile termination rates, but we also did not get our new products onto the market as early as planned. Growth in our non-switched sales was too slow to have the impact we wanted on our revenue mix. Towards the end of the year however we secured a series of major new non-switched contracts that will start to contribute during the course of 2006, increasing the non-switched element of our revenue mix as they do so. These included our largest deal ever, a contract worth nearly £60m over five years with AOK, the biggest public sector health insurance company in Germany. Within switched revenues, we are

successfully growing sales of higher margin products such as Intelligent Network Services and reducing our focus on lower-margin carrier revenues. The overall result has been to raise our gross margin before depreciation and exceptional items from 33.2 per cent in 2004 to 34.6 per cent in 2005.

We are managing our organisation more efficiently. More work is yet to be done, but we made progress on several fronts, streamlining the business, keeping pressure on our costs and improving controls. Total fixed costs fell each quarter during 2005, despite associated costs arising from our transition to India and a new charge for share schemes as required by IFRS accounting rules. The transition costs will continue through 2006, deferring the full benefit of our offshoring programme until 2007. Tight controls kept our total headcount at the 2004 level. We also continued to rationalise our property portfolio, reducing it by some 27,000 square metres as we consolidate our city sites.

Capital expenditure, the major part of which is undertaken to support new business, has remained relatively stable at £124.9m and this, in part, reflects the success of our determination to reduce the unit cost of our expenditure through engineering innovations and purchasing efficiencies.

The improvement in our sales mix helped to raise EBITDA by 11 per cent to £173.4m. At the pre-tax level COLT is still loss-making. Nevertheless we reduced the underlying deficit for the fourth year in succession, and this time by nearly 20 per cent, to £88.7m, excluding exceptional items.

At COLT we review our assets each year to make sure that their historic book value matches their value in use to our business. As a result, in 2005, we have made a £247.2m impairment charge so that the carrying value of our assets reflects more closely the present reality of doing business in the telecoms sector. There is no cash cost to COLT or its shareholders of this charge.

The overall financial health of the business encouraged us to continue to reduce our outstanding debt. This year we spent £238.3m on the early repurchase of bonds, which together with the early repurchases in 2004, reduced our net interest bill by £11.2m compared to 2004. We completed the year with outstanding debt of £586.1m and cash and cash equivalents of £225.3m.

On 23 February 2006 COLT announced a substantial programme to strengthen the foundations of its corporate structure with its intention to create a new holding company for the group based in mainland Europe and for that company to raise £300m (or its currency equivalent) of new equity. COLT also announced its intention to suspend its US registration and cancel its NASDAQ listing. The new holding company for COLT will retain a listing on the London Stock Exchange.

Management

Throughout the year we have benefited from the experience and insight of our team of non-executive directors, refreshed by the appointment of Richard Walsh in June.

The company has just completed its first full year with Jean-Yves Charlier as CEO. We have continued to refine and strengthen the management team during 2005, appointing a Managing Director, Customer Service, Networks and Operations and also, a first for COLT, a Chief Technology Officer. Between them they will help the company maintain the highest possible service standards, and make sure that we keep pace with the evolution of telecommunications technology and the parallel development of our customers' needs.

Quality of service

Quality of service is fundamental to COLT. We take care to track our customers' opinion of us, and to act when they tell us where there is room for improvement. We now regularly undertake a customer satisfaction survey of more than 3,000 customers over all 13 of the countries where we operate. Although our overall score is substantially above the industry average, these regular checks on our performance show us where driving standards even higher is likely to most improve market share and revenue.

We also value feedback from others in our industry, especially where this shows us how we are rated against our competition. During 2005, we won three important industry awards including a World Communications Award for the fifth year running, the Metro Ethernet Forum's 'European Service Provider of the Year, Best in Business' award and 'Best Pan-European Wholesale Offering' award at the annual Global Wholesale Telecommunications Awards.

At a time when we are reorganising our operations, expanding our Indian offshoring activities and vigorously containing costs it is encouraging that our service standards are being maintained and in many areas leading the industry.

Conclusion

2005 was, in many ways, a better year than the results show. The new management team made substantial progress in controlling costs, improving productivity, streamlining business processes and transitioning work to India. The financial results do not fully reflect this progress mainly due to the shortfall in revenue growth. This partly reflects general pricing pressure in the industry but we were slower than we would have liked in introducing new products and in reducing churn, with a particularly severe revenue shortfall occurring in Germany. Going forward we need to continue our control of costs, fully realise the benefits of our Indian operation, and achieve a faster rate of growth in sales of non-switched services. The year ahead looks no less challenging than 2005 but we are now a more competitive and more confident business than we were. Having become free cash flow positive in 2005 we must now redouble our efforts to move the company to overall profitability.

Finally I would like to thank our management team and employees for their contributions to the progress and important changes we have made during 2005, and I know they, like me, are looking forward to the challenges of 2006.



Barry Bateman
Chairman

Chief Executive Officer's review of operations



Jean-Yves Charlier   Chief Executive Officer

Our revenues grew by 2.2 per cent to £1,245.5m, with underlying growth of 4 per cent after currency and mobile termination rate changes. Our gross profit margin before depreciation and exceptional items improved by 1.4 percentage points to 34.6 per cent, EBITDA rose by 11 per cent to £173.4m and our loss before tax and exceptional items was reduced by £21.2m to £88.7m.

OVERVIEW

With ongoing fierce price pressure, the telecommunications market continued to be a very challenging place in which to do business during 2005. We had set ourselves some tough targets for the year and overall made some good progress.

Our revenues grew by 2.2 per cent to £1,245.5m, with underlying growth of 4 per cent after excluding the impact of currency and mobile termination rate changes. We did not achieve the rate of revenue growth that we sought, with our new products taking longer to come to market than planned and churn, though improved, continuing to be a challenge. Nonetheless, I was encouraged to see growth of 4.5 per cent in non-switched revenues and COLT winning our largest ever contract, with AOK, during the autumn.

We came closer to achieving our other targets. Costs fell steadily during the year as we tightened control, improved our business processes, took advantage of new sources of supply and started to see savings from the creation of our shared service centre in India and the bond redemption programme.

Reflecting these actions, our gross profit margin before depreciation and exceptional items improved by 1.4 percentage points to 34.6 per cent, EBITDA rose by 11 per cent to £173.4m and our loss before tax and exceptional items was reduced by £21.2m to £88.7m. COLT also successfully passed a major milestone in 2005, becoming free cash flow positive on a sustainable basis for the first time. With another year of improved performance, and confidence in our strategy, we retired a further £238.6m of debt early, reducing our net interest charges further.



we **expanded**
our network
coverage to reach
more
customers

KEY STRATEGIES

In October 2004 we set out the six elements of our strategy to accelerate COLT's development. It is the successful, ongoing execution of this strategy that will drive consistent increases in shareholder value.

Growth

We undertook an in-depth appraisal of our sales and sales support strategies, introducing a fresh sales and marketing model which focuses on non-switched and value-added services. We concentrated on our three key segments: major corporates, mid-size businesses and the wholesale markets. We focused our direct sales effort on customers on or close to our network to maximise both the economic and quality of service benefits from this proximity, and we supported our sales teams with pan European advertising campaigns to raise brand awareness in these target markets.

We started 2005 by winning an agreement in January to support Sony Group's new music platform with fast data lines to cope with large numbers of users. Contracts followed with NEC, to supply an IP Virtual Private Network to connect all its western European offices, and with SWIFT to supply Europe's first DSL access service to their Secure IP Network.

Later in the year we agreed a five year contract with Commerzbank in Germany to manage the communications network for approximately 190 sites, to set up and manage a significant part of its national wide area network, and to support its offices in London, Dublin, Amsterdam, Brussels, Paris, Barcelona, Madrid, Milan and Frankfurt.

At the end of November we were awarded the biggest contract in COLT's history, worth nearly £60m over five years. This contract

Chief Executive Officer's review of operations continued

is with AOK, Germany's leading health insurer, to connect its 1,600 branches across Germany with a high-speed data network and to host and manage its entire internet and e-mail infrastructure which is used by 25 million members of the public (a third of the German population) and 60,000 staff. We finished the year by winning a contract from IDG, one of Germany's largest specialist IT and communications publishers, to manage its ten online portals which take more than 2.5 million hits every day.

In the first quarter of 2006 we were able to announce an important hosting and managed services contract with the Government of Catalonia in Spain, valued at more than £6m over four years, after its acceptance of our tender in the autumn of 2005.

We expanded our network coverage to reach more customers through our provision of Ethernet services. Nomura International was one of a number of companies attracted by this capability and chose us as their preferred network supplier to deliver data and voice services to its employees in offices across eight European countries, using our LANLink Hub & Spoke Ethernet service.

Innovation

During 2005 we have not been bringing new products to the market as fast as we had planned. To address this we reviewed our new product development model mid-way through the year and improved the way we identify, develop and sequence new products for market. The first new products to emerge after this review were specifically designed for the mid-size business market.

Launched across Europe in October 2005, COLT Total is an entry level, mass market VoIP and internet access product, aimed at enterprises with 10 to 100 employees. It has swiftly earned widespread acceptance across our markets, comfortably reaching its year-end sales target. COLT Total Plus offers managed services such as Exchange – business e-mail, security, firewalls and back-up services, effectively enabling customers to outsource their IT department to COLT.

Voice over Internet Protocol (VoIP) is gaining favour with business users, chiefly for its lower cost and improved efficiency. It is clearly the most future-friendly of the available voice technologies, runs over the same network as data, is flexible and can easily be adapted as businesses themselves change. We have already integrated VoIP systems and switches in our network and in April 2005 we launched the market's first ever flat rate VoIP offering with charges based on a rental for each handset and a flat monthly fee for each user. Subsequently we have responded to customer demand and extended our VoIP platform range to include an IP PBX offering with equipment based either at customers' premises or hosted at one of our own data centres.

Revenues

| | Year ended 31 December 2005 | | |
	Corporate £m	Wholesale £m	Total £m
Carrier	–	261.6	261.6
Non-carrier	325.6	167.3	492.9
Total switched	325.6	428.9	754.5
Non-switched	390.7	99.0	489.7
Other	1.1	0.2	1.3
Total	**717.4**	**528.1**	**1,245.5**

We extended the reach and service capabilities of our industry-leading Ethernet services, winning the Metro Ethernet Forum's 'European Service Provider of the Year, Best in Business' award. Our development of switched Ethernet virtual private networking brought a major installation contract with a European airline and during the year Cisco Systems endorsed our switched Ethernet services because we had established Quality of Service capabilities over our entire network.

During the year, sales of our Internet Protocol Virtual Private Network (IP-VPN) solutions continued to gather pace. We also continued to grow our MPLS network by adding thousands of data connections for our Virtual Private Network customers, opening new points of presence across France, Germany and Scandinavia. We established interconnections with other carriers to reach many more customers in the 13 countries where we operate and began the implementation of city-based IP DSLAMS in cities such as Stockholm, Malmo and Lisbon. This has extended our DSL network coverage enabling us to offer more advanced data services to both large and mid-sized customers.

During 2005 we developed a series of new storage products for our data centres. More and more of our network customers are now also looking to us for data centre services so, to complement the stand-alone storage products, we are introducing services which offer seamless end-to-end solutions. With the first now running at full capacity, we have just activated the second of our Belgian data centres. This brings the total directly connected to our network to 13.

To help us deliver our products more effectively and at lower cost we are taking full advantage of advances in technology and new suppliers. As part of this process we have entered into a supply agreement with Huawei, the Chinese manufacturer.

Quality of Service
The quality of our customer service gives us a vital competitive advantage. To keep our service standards focused and consistently high right across the company, we ran the first of what will be regular bi-annual customer satisfaction surveys, polling 3,300 European customers. The results will tell us how best to retain customers, where to look for revenue opportunities and how best to improve our marketing and customer interface activities.

We have adopted a centre of excellence approach, so that by concentrating our services and sharing them across all our countries we can more easily introduce step-changes in improvement and



we are taking full advantage of advances in

technology and new suppliers

Chief Executive Officer's review of operations continued

revenues increased to £1,245million

deliver them simultaneously to all our customers. Our Network Control Centre at Powergate in the UK, our Customer Interface Management centre now being built in Barcelona and shared services centre in India are all central to this strategy. We continue to invest in Powergate, taking on new customers and providing improved network management capability. The Barcelona centre will go live during the first quarter of 2006 and will be supported by investment in new Automatic Call Distribution technology and new fault handling applications. Our Indian operation grew substantially in 2005 and will continue to develop as the central point for the delivery of shared central services to all our countries.

Cost Leadership and Simplification
During the year we continued to make progress towards our goal of cost leadership although we still have much to do in this area.

Our shared services operation in Gurgaon outside New Delhi, India continued to absorb non customer-facing functions from all over Europe. Fifteen per cent of our total workforce is now located there, and we plan to raise this to 20 per cent during the course of 2006. The benefit of this operation will be fully apparent once the transitional costs cease.

We have continued to rationalise our property portfolio, reducing it by 27,000 square metres as we move closer to our ideal of occupying no more than one building in each of our network cities. We continued to remove complication from the business and take bottlenecks out of processes. We rationalised an over-complicated product list to concentrate on 60 core products, standardising order forms and price lists as we did so. Old systems are being shut down and removed, saving maintenance and energy costs and, to concentrate our purchasing power, we have dramatically reduced the number of suppliers we use.

Some savings have flowed naturally from our simplification programmes, but we are also investing substantially to reduce our cost base permanently and being more rigorous in our sourcing. New systems for gathering business information, order handling and network resource information are in various stages of design, development and implementation: each, as it comes on stream, will help us to run more effectively and more economically.

People and Values
The overall success of our strategy for COLT depends on making sure we have the right people with the right motivation and resources. At almost every level in the business we have strengthened the teams critical to the operation and support of the business, from product development to sales and systems.



Sales of
switched products

France

UK

Germany

Strategic
Markets

Sales of
non-switched products

France

Germany

UK

Strategic
Markets

Early in the year we appointed Alireza Mahmoodshahi as our first-ever Chief Technology Officer to energise our product innovation programme and to make sure that our product and systems teams are closely aligned. We also appointed Paul Richman as Managing Director, Customer Service, Networks and Operations to manage our network and data centres, to deploy new Ethernet and IP services and to address policy, process and productivity across COLT.

As well as increasing the depth and quality of our management, the discussions and surveys undertaken with a broad cross-section of employees in 2005 have already started to make powerful contributions to our plans for the future.

Our centres of excellence in the UK, Spain and India have been designed not only with our present business in mind but also so that we can develop and keep the human talent we will inevitably need to meet future challenges.

CONCLUSION

We begin 2006 in good financial health, with new products in the marketplace, expanded network capabilities, a more streamlined, economical and effective business operation and a better trained, better supported and better motivated sales force.

We must now use this improved base to accelerate growth in our non-switched revenues, to drive out more cost and so speed the business towards profitability.

Jean-Yves Charlier
Chief Executive Officer

Financial review



Tony Bates   Chief Administrative and
Financial Officer

COLT's Annual Report for 2005 is presented
for the first time under International Financial
Reporting Standards ("IFRS"). This accounting
change has however had little effect on our results,
increasing 2005 revenues by £1.7m (2004: £4.6m)
and selling, general and administrative expenses
by £2.7m (2004: £2.1m) but reducing amortisation
by £2.0m (2004: £2.0m). As a result, in 2005 EBITDA
was reduced by £1.0m (2004: increased by £2.5m)
and our loss before taxation was decreased by
£1.0m (2004: £4.5m). Further details of this change
are presented in note 27 to the accounts.



we achieved
sustainable positive
free cash flow in 2005

OVERVIEW

Revenues of £1,245.5m were 1.6 per cent higher than in 2004 on a constant currency basis. EBITDA improved by 11 per cent to £173.4m compared with £156.2m in 2004. Pre tax losses before exceptional items were reduced by £21.2m to £88.7m. COLT became free cash flow positive on a sustainable annual basis in the second half of the year, with free cash flow for the year improving by £16.5m to an inflow of £7.0m in 2005 (2004: outflow of £9.5m).

Revenues

Revenues increased from £1,218.6m in 2004 to £1,245.5m in 2005, an increase of 2.2 per cent. On a constant currency basis, revenues increased by 1.6 per cent and by 4 per cent after also excluding reductions in fixed to mobile prices. This increase was driven mainly by increased demand for COLT's non-switched services from new and existing retail customers.

Non-switched revenues increased by 4.5 per cent to £489.7m (2004: £468.5m) with underlying volume, as measured by private wire voice grade equivalents, rising by 29 per cent to £46.9m. This growth was focused towards the strategically more important retail sector which grew by 7.6 per cent to £390.7m (2004: £363.0m). In contrast, non-switched revenues in the more commodity product driven wholesale market decreased by 6.2 per cent to £99.0m (2004: £105.5m).

Switched revenues for the year increased by 1.0 per cent to £754.5m (2004: £747.1m) with little change in the proportion of wholesale revenues at 56.8 per cent (2004: 55.0 per cent). Excluding the impact of reductions in fixed to mobile prices and on a constant currency basis, switched revenues rose by 4.3 per cent. Underlying volume increased significantly: in 2005, we carried 28.0 billion switched minutes, an increase of almost 11 per cent compared with 25.3 billion carried in 2004. Switched revenue from retail customers decreased by 3.1 per cent to £325.6m (2004: £336.1m) and switched revenue from wholesale customers increased by 4.4 per cent to £428.9m (2004: £411.0m).

Cost of sales

Cost of sales before exceptional items increased slightly to £1,009.4m (2004: £1,005.7m). As a result of changes in mix and actions taken to drive out cost, interconnect and network costs remained steady at £814.2m (2004: £813.7m) despite an additional 2.7 billion switched minutes being carried. Network depreciation before exceptional items increased by 2 per cent to £195.2m (2004: £192.0m).

Operating expenses

Operating expenses before exceptional items increased by 5 per cent to £290.2m (2004: £277.2m). Selling, general and administrative expenses rose by 4 per cent to £257.9m (2004: £248.7m) primarily reflecting the ongoing costs associated with the establishment of COLT's presence in India. Other depreciation and amortisation before exceptional items increased by £3.8m to £32.3m (2004: £28.5m).



Free cash flow
£m

01   02   03   04   05

100

-100
-200
-300
-400
-500
-600
-700

Financial review continued

Key financial data (before exceptional items)

	12 months ended 31 December	
	2005	2004
	£m	£m
Revenue	1,245.5	1,218.6
Interconnect and network costs	(814.2)	(813.7)
Gross profit before depreciation	431.3	404.9
Gross profit before depreciation %	34.6%	33.2%
Network depreciation	(195.2)	(192.0)
Gross profit	236.1	212.9
Loss for the period	(88.7)	(109.9)
EBITDA [1]	173.4	156.2

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt

Interest receivable, interest payable and similar charges

During the second half of 2004, we began a programme to redeem some of our long term debt early, thereby reducing net interest costs. We continued this programme in 2005, with further early redemptions of debt at its accreted value of £238.6m. This programme has been successful, with net interest costs falling by £11.2m to £34.6m in 2005 (2004: £45.8m).

Impairment

During 2005, in accordance with IFRS, we reviewed the book value of our fixed asset base against the future cash flows that we expect those assets to earn. The markets in which we operate continue to be very challenging. We have therefore determined that an impairment charge of £247.2m is required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation (£229.7m) and other depreciation (£17.5m). The charge has arisen across COLT, with a charge of £99.9m in Strategic Markets, £46.8m in the UK and £100.5m in France. There was no charge in Germany.

The impairment charge was arrived at by looking at each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as the present value of forecast



2001-3 prepared under UK GAAP, 2004-5 prepared under IFRS. EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profits on the repurchase of debt.

future cash flows discounted at 13.7 per cent. The impairment charge is the difference between the recoverable value and the book value of the assets in each country.

Profit on repurchase of debt

Profit arising on the early repurchase of debt was £0.3m (2004: £0.2m).

Taxation

COLT had no taxable profits in either 2004 or 2005. At 31 December 2005 the Group had tax losses carried forward of £957.6m (2004: £1,050.9m). At 31 December 2005, £760.4m (2004: £858.1m) of these losses are not time limited and £197.2m are time limited, as disclosed in note 8 to the accounts.

LIQUIDITY AND CAPITAL RESOURCES

In 2005, there was a free cash inflow of £7.0m (2004: outflow of £9.5m) driven primarily by the improvement in EBITDA.

During the year all of the outstanding 10.125 per cent 2007 notes and 8.875 per cent 2007 notes were redeemed at par for £80.9m, and all of the outstanding 2 per cent 2006 convertible notes were redeemed at their accreted value for £132.7m. In addition £20.0m nominal value of the 2 per cent 2007 convertible notes was repurchased for £24.7m.

After these redemptions, the net movement in cash and cash equivalents for the year was an outflow of £220.0m (2004: outflow of £344.2m).

COLT had balances of cash and cash equivalents at 31 December 2005 of £225.3m compared with £452.7m at 31 December 2004. The decrease results primarily from the debt repurchases.

TREASURY POLICY

The Group operates a centralised treasury function, the prime objective of which is to optimise the return on the Group's cash balances and to manage the working capital requirements of the Group. In addition to liquidity risks, the Group's principal financial risk exposures arise from volatility in foreign currency exchange rates and interest rates. The Board reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity risk

The Group has financed its operations through a mixture of issued share capital and long-term debt. The proceeds from these issues are invested in AAA rated funds or placed on short-term cash deposit prior to being invested in the Group's operating companies to fund their operations.

Other than as discussed below, the Group does not use, and has no current intention to use, any other derivative financial instruments.

Free Cash Flow

	12 months ended 31 December	
	2005 £m	2004 £m
EBITDA	173.4	156.2
Share option charge	2.7	2.1
Movements in working capital and provisions	(19.9)	(17.7)
Interest paid (net)	(24.3)	(25.4)
Capital expenditure	(124.9)	(124.7)
Free cash inflow (outflow)	**7.0**	**(9.5)**



Financial review continued



Foreign currency risk

The Group is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Group's strategy has been to raise its debt financing in Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company's expenditure in those currencies. At 31 December 2005, no such contracts were outstanding.

Interest rate risk

The Company has reduced the uncertainty associated with fluctuating interest rates by raising debt at fixed interest rates. As interest is earned on cash deposits at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk

Financial assets which potentially subject the Group to concentration of credit risk consist principally of accounts receivable and cash. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers in different countries and in different industries. Risks associated with the Group's cash are mitigated by the fact that these amounts are placed with high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Sensitivity analysis

As a result of the procedures the Group has implemented to manage foreign currency exchange and interest rate risk as described above, a 10 per cent change in the value of Sterling relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately £49.5m. A 10 per cent change in interest rates across all maturities would lead to a corresponding change in the Group's earnings of approximately £3.5m based on the interest bearing assets and liabilities held during 2005.



interconnect
and network
costs remain
steady

INTERNATIONAL FINANCIAL REPORTING STANDARDS

For 2005, we are required to present COLT's Annual Report under IFRS for the first time. Further details and a reconciliation of the 2004 income statement and the balance sheets at 1 January 2004 and 31 December 2004 from UK GAAP to IFRS are presented in note 27 to the accounts. The main impacts of IFRS are set out below:

Installation fees revenue recognition

Under IFRS, all installation fees are taken to the income statement over the expected length of the customer relationship period. Under UK GAAP, installation revenue was recognised over the same period as the related costs.

Share option schemes

Under UK GAAP, COLT did not incur a profit and loss charge in respect of its share option plans. Under IFRS, the Group is required to charge the income statement with the fair value of the options issued. The charge, which is spread over the vesting period, is calculated using the Black-Scholes method. An exemption applies for options which were granted prior to 7 November 2002.

Goodwill

Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment identified is charged immediately to the income statement.

Convertible debt

During the fourth quarter of 2005, the accounting profession's interpretation of accounting for foreign currency convertible debt under IFRS changed. For COLT, this has the impact of reverting to a UK GAAP equivalent basis. COLT's interim reporting during 2005 reflected the prior interpretation. The results for the full year are presented under the latest interpretation and the basis is consistent with our results for 2004.

Tony Bates
Chief Administrative and Financial Officer

Corporate and social responsibility review

COLT is committed to the highest possible legal and ethical standards. We aim to instil and to maintain a true culture of compliance with all laws, rules and regulations wherever we do business. We have not identified any significant environmental or ethical risks that would have a material impact on COLT's business.

People

COLT aims to maximise every opportunity for employees to share in its success, from owning shares to taking responsibility at the earliest opportunity. This objective is underpinned by an employment approach which measures each individual by their personal contribution and also aims to maximise that contribution by assisting individuals to develop their full potential.

In 2005 we undertook a wide-ranging cultural mapping exercise to elicit employee opinion across a range of issues that will affect the development of our culture at COLT, and to help in defining the type of organisation we should be creating for the future. Central to COLT's culture is equality of opportunity in both recruitment and promotion. COLT is committed to attracting and retaining the best people based upon ability and merit. Discrimination on the grounds of race, gender, sexual orientation, religious beliefs or disability is not acceptable anywhere within COLT.

COLT takes its obligations to disabled persons very seriously and makes every effort to ensure their equality of opportunity and that they are not discriminated against on grounds of their disability. It is our policy that disabled applicants are given the opportunity to receive full and fair consideration for all job vacancies for which they are suitable. Employees who become disabled will be retained in employment wherever possible and will be given help with any necessary rehabilitation and retraining. Where practicable, equipment and procedures will be modified in order to make full use of an individual's abilities.

We invest in educating our employees, initially through recruitment and induction programmes and then as their needs develop. As our business evolves, employment needs change. Although jobs may move or cease, every effort is made to redeploy people affected elsewhere in the company.

Our policy is to keep employees as fully informed as possible on matters which affect them through direct face-to-face briefings, Works Councils and other established procedures for communication.

Health and safety

COLT aims to eliminate all unnecessary and unacceptable risks from the work environment and reduce all remaining risks as far as possible. Whilst meeting or exceeding UK and European legislative requirements our aim is to become one of the companies setting the standards of health and safety best practice within the telecommunications industry. COLT UK, for example, has therefore developed and implemented a proactive Safety Management System, based on the principles of continual development and improvement.

Environment

A telecommunications service is a low environmental impact operation. Nevertheless COLT is committed to using working practices that protect and safeguard the environment wherever it conducts business. COLT complies with all relevant legislation in the countries in which it operates and we closely monitor our compliance with the European Union Environmental Directive.

Environmental impacts most relevant to COLT include energy and fuel use, the storage of fuel oil for generators, water use and waste generation. COLT has put processes in place to recycle as much waste material as is possible. Our services are delivered in a manner calculated to minimise waste and to avoid any inappropriate handling or disposal of waste, having proper regard to the environmental issues and the potential effects on the community generally.

Public area work on our Metropolitan Area Networks (MANs) is undertaken with consideration for those needing to use the area. Continuing our unbroken record since 1993 (when COLT was founded) we were again honoured in 2005 with a Gold Award for considerate contracting by the Chairman of the Planning and Transportation Committee of the Corporation of London.

The emissions over which we have most control are those from our motor vehicles, and wherever possible we are minimising their number, size and engine capacity. In the UK, for example, our new engineers' vehicles have smaller, cleaner burning and more fuel



COLT aims to
maximise
every opportunity for employees
to share in its success, from owning shares to
taking responsibility at the earliest opportunity

economical engines than their predecessors. In Germany part of our fleet is now dual-fuel powered and we intend that proportion to rise over time. Elsewhere, our network and data centre fire control systems use ecologically sound inert atmospheric gases wherever feasible.

Throughout 2005 COLT has been reducing its property occupation, and over the year has given up some 27,000 square metres of commercial space with consequent reductions in energy consumption for lighting, heating and air-conditioning. Our aim is to concentrate our activities in no more than one building in each of the cities where we have a MAN. Annual reviews are undertaken of our energy consumption and our engineers and equipment suppliers have ongoing briefs to increase our efficiency and decrease our energy requirements.

Stakeholders

COLT recognises that the goodwill of all its stakeholders – customers, suppliers, employees, neighbours and local communities in particular – has a bearing on the success of its business, and aims to build long term, sustainable relationships with them. As well as conducting active programmes to present clear information about the company, its activities, and its products, we welcome individual approaches and have regard for stakeholders generally in our business activities.

Charitable and other donations

COLT made charitable contributions of £18,000 during 2005. No political contributions were made during the year.

COLT Telecom Group plc Board of Directors



Andreas Barth Non-executive Director, 61, was appointed to the Board on 1 September 2003. Andreas is a member of the supervisory board of TDS Informationstechnologie. Andreas was previously Senior Vice-President of Compaq Computer Corporation and has also worked for Thomson-CSF, Texas Instruments and Ford.

Barry Bateman Chairman, 60, was appointed to the Board on 27 September 1996 and as Chairman on 1 January 2003. Barry joined Fidelity Investments in 1981 and is now Vice Chairman of Fidelity International Limited. He also holds a number of directorships within the Fidelity International Group. Barry is a director of the Investment Management Association and a previous Chairman of the Association of Unit Trusts and Investment Funds (now IMA). He was previously Marketing Director at Datastream and Research Director at Hoare Govett.

Tony Bates Chief Administrative and Financial Officer, 49, is a Chartered Accountant and was appointed to the Board on 1 May 2004. Tony was previously Group Finance Director of EMI Group and Finance Director at Habitat UK. Formerly Tony held senior positions at Phillip Morris (now Altria Inc) and Arthur Andersen.



Jean-Yves Charlier Chief Executive Officer, 42, was appointed to the Board on 30 August 2004. Jean-Yves was previously Chief of Operations of the Global Services division of BT Group and held senior management positions at Equant and Wang. Jean-Yves is a former non-executive director of BT Radianz and Swan SA.

Vincenzo Damiani Non-executive Director, 66, was appointed to the Board on 23 July 2002. Vincenzo is a director of Objectway SpA, LHS GmbH and Data Services SpA. Vincenzo is a former non-executive director of Banca di Roma. He was previously Corporate Vice-President of EDS Corporation, President of Digital Equipment Europe and General Manager of IBM Europe.

Hans Eggerstedt Non-executive Director, 67, was appointed to the Board on 2 June 2003. Hans is a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Unilever Deutschland and a non-executive director of Jeronimo Martins. Hans was previously Finance Director of Unilever.



Gene Gabbard Non-executive Director, 65, was appointed to the Board on 6 January 2005. Gene is a member of the boards of Trillion Partners, PRE Holdings and Knology and a special limited partner of Ballast Point Ventures. Gene was previously Executive Vice President and Chief Financial Officer of MCI Communications Corporation.

Dr Robert Hawley CBE Non-executive Director, 69, was appointed to the Board on 21 August 1998. Robert is Deputy Chairman of the Foundation for Science and Technology, Chairman of the Anglo-Korean Society and a non-executive director of Rutland Trust PLC. Robert was previously Chief Executive of British Energy and Nuclear Electric and was also an advisor to HSBC Bank.

Timothy Hilton Non-executive Director, 53, was appointed to the Board on 26 May 1999. Timothy is President of Fidelity Strategic Investments Inc, the private equity arm of Fidelity Investments, which holds interests in telecommunications, venture capital, real estate and other businesses outside financial services. Timothy was previously a partner of the US corporate law firm Sullivan & Worcester LLP.



John Remondi Non-executive Director, 69, was appointed to the Board on 31 December 2004. John is Senior Vice President and managing director of FMR Corp. and is a director of Asia Telecom Group, MetroRED Telecom Group, The Strober Organisation, W.R. Hambrecht and Geerlings & Wade. John has previously held a number of senior positions within the Fidelity organisation.

H. Frans van den Hoven KBE Non-executive Director, 82, was appointed to the Board on 30 September 1996. Frans is a member of the board of Hunter Douglas and a non-executive director of three funds managed by Fidelity International. Frans was previously joint Chairman of Unilever and non-executive Chairman of ABN AMRO Bank.

Richard Walsh Non-executive Director, 59, was appointed to the Board on 1 June 2005. Richard is a managing director with Fidelity Strategic Investments Inc and a director of Fidelity International Limited. Richard has held a number of senior positions in the Fidelity organisation and was previously with Digital Equipment Corporation.

Report of the Board of Directors

The Directors submit their report and audited financial statements for the year ended 31 December 2005. For the purposes of this report, "Company" means COLT Telecom Group plc and "Group" means the Company and its subsidiary undertakings.

Principal activity

The Company is the holding company for the Group. The principal activity of the Group is the provision of business communications solutions and services within Europe.

Business review and development

The Chairman's Overview, the Chief Executive Officer's Review of Operations and the Financial Review contain details of the development of the Group's business during 2005, the position at the end of 2005, events in 2006 up to the date of this report and likely future developments.

Results and dividends

The Group Income Statement for 2005 is set out on page 35 and the Financial Review is set out on pages 12 to 17. The Directors are not recommending the payment of a dividend.

Post balance sheet event

On 23 February 2006, the Company will announce a substantial programme to strengthen the foundations of its corporate structure with its intention to raise £300m of new equity, move its domicile to mainland Europe and cancel its US registration and NASDAQ listing.

Annual General Meeting

The tenth Annual General Meeting of the Company (the "AGM") is to be held at The London Capital Club, 15 Abchurch Lane, London, EC4N 7BW, UK on Thursday 27 April 2006, starting at 11:00 a.m. The notice convening the meeting is in a separate document sent to shareholders. All proposals in the notice of the meeting to be considered at the AGM will be decided by a poll of shareholders.

Directors

The Directors of the Company are listed with their biographical details on pages 20 and 21. Richard Walsh was appointed as a new Director on 1 June 2005. As advised in the 2004 Annual Report Gene Gabbard was appointed a Director on 6 January 2005. In accordance with the Articles of Association all the current Directors will retire at the AGM. All of the retiring Directors, being eligible, are standing for re-election or, in the case of Richard Walsh, the Director appointed since the last Annual General Meeting, for election, as a Director.

Directors' interests

The interests of the current Directors in the Company's ordinary shares at 1 January 2005 or if later, their date of appointment, and at 31 December 2005, were:

Director	1 Jan 05	31 Dec 05
Andreas Barth	41,961	65,482
Barry Bateman	–	–
Tony Bates	100,000	260,000
Jean-Yves Charlier	500,000	740,000
Vincenzo Damiani	166,866	139,212
Hans Eggerstedt	39,094	57,374
Gene Gabbard	–	46,742
Robert Hawley	96,865	115,145
Timothy Hilton	46,080	46,080
John Remondi	200,000	200,000
Frans van den Hoven	107,116	130,796
Richard Walsh	–	–

There was no change in these interests between 31 December 2005 and 22 February 2006.

Details of the Directors' interests in options over the Company's ordinary shares are set out on page 32. Details of the Directors' service agreements are set out on page 31.

Auditors

PricewaterhouseCoopers LLP are the external auditors of the Company. Their reappointment as the Company's auditors, together with authority for the Directors to fix their remuneration, will be proposed at the AGM.

Share capital

Details of the changes in the number of the Company's ordinary shares in issue are set out in note 14 of the Financial Statements on page 51. The Directors have shareholder authority to allot ordinary shares in the Company and to dis-apply statutory pre-emption rights. The renewal of these authorities will be proposed at the AGM.

The Company has shareholder authority to purchase its own shares. No shares have been purchased and no contract has been entered into under this authority. The renewal of this authority will be proposed at the AGM.

Shareholders

Two trusts are set up for facilitating the holding of shares in the Company by employees and the executive Directors. Details of these trusts, including the number of the Company's ordinary shares held by them, are given in note 14 of the Financial Statements on pages 51 to 54.

As at 22 February 2006, the following shareholders have notified the Company of their interest in 3% or more of the Company's issued ordinary shares:

Shareholder	Number of Ordinary Shares
FMR Corp.[1]	471,089,421
Fidelity Investors Limited Partnership[2]	313,073,111
Orbis Investment Management Limited[3]	136,707,504
Fidelity International Limited[4]	107,906,957
Amvescap plc[5]	67,684,889

1 FMR Corp.'s (82 Devonshire Street, Boston, Massachusetts 02109 USA) interest is held through:
(a) an indirect wholly owned subsidiary, Colt, Inc., that holds 13,681,198 ordinary shares;
(b) a wholly owned subsidiary, that as trustee holds 77,000,000 ordinary shares for The Colt, Inc. 2004 Annuity Trust, 172,215,436 ordinary shares for The Colt, Inc. 2003 Annuity Trust, 82,723,580 ordinary shares for The Colt, Inc. 2002 Annuity Trust, 60,016,438 ordinary shares for The Colt, Inc. 2001 Annuity Trust and 1,575,038 ordinary shares for The Colt, Inc. 2001 Charitable Trust;
(c) a wholly-owned subsidiary, Strategic Advisers, Inc., that as manager of three charitable foundations has sole voting power over 9,715,293 ordinary shares for the Edward C. Johnson Fund, 9,810,218 ordinary shares for the Fidelity Foundation and 43,687,020 ordinary shares for the Fidelity Non-Profit Management Foundation; and
(d) the COLT Incentive Share Plan Trust, of which Colt, Inc. is the joint trustee, that holds 665,200 ordinary shares.
2 Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership.
3 Orbis Investment Management Limited (LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda) is a Bermuda company.
4 Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19) is a Bermuda company.
5 Amvescap plc (30 Finsbury Square, London, EC2A 1AG) is a fund manager whose interest is a non-beneficial interest held either directly or through its subsidiary companies.

Fidelity Relationship Agreement

In December 1996, the Company entered into a Relationship Agreement with FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited (now FIL Trust Company Limited) and Fidelity International Limited ("Fidelity"). Under the Agreement, Fidelity, and where appropriate its affiliates, have agreed that more than half of the Directors of the Company will be non-Fidelity related Directors, that Fidelity will not compete with the Group without the consent of the non-Fidelity related Directors, that any agreements between Fidelity and the Group will be on an arm's length basis and subject to the consent of the non-Fidelity related Directors, and that Fidelity will not acquire ordinary shares of the Company if less than 25% of the shares would as a result be in public hands. The Agreement continues in force while Fidelity or its affiliates hold at least 30% of the issued ordinary shares of the Company.

The current Fidelity related Directors under the Agreement are Barry Bateman, Jean-Yves Charlier, Timothy Hilton, John Remondi and Richard Walsh. Details of transactions with Fidelity and its affiliates in 2005 are given in note 23 of the Financial Statements on page 63.

Corporate and social responsibility

The Corporate and Social Responsibility Review on pages 18 and 19 sets out the charitable and political donations made by the Group, the employment policies of the Group and action taken to involve employees in the business of the Group.

Creditors and supplier payment policy

Where goods or services have been supplied in accordance with terms agreed with a supplier, it is the policy of the Group that the supplier is paid in accordance with those terms. The Company is a holding company and has no trade creditors. At 31 December 2005, the number of days of annual purchases represented by year end creditors for the Group was 29 days (2004: 30 days).

Approved by the Board of Directors and signed on its behalf by

Caroline Griffin Pain
Company Secretary, 22 February 2006

Corporate governance statement

The Board recognises that good corporate governance is in the best interests of all shareholders. This statement describes the Company's corporate governance arrangements.

The Combined Code on Corporate Governance
The Combined Code on Corporate Governance (the "Combined Code") was issued in its amended form by the UK Financial Reporting Council in July 2003 and is annexed to the Listing Rules of the UK Listing Authority. During the year ended 31 December 2005, the Company complied with the provisions of Section 1 of the Combined Code in all respects save only for the matters described in this statement. These matters at 31 December 2005 were as follows:

The Board has not appointed a Senior Independent Director. The Board is satisfied that because the Company maintains an active relationship with its shareholders, as described in the Relations with Shareholders section below, there is no necessity for a Senior Independent Director within the Company, but will keep this under review.

The Chairman of the Company is a member of the Compensation Committee. His contact with executives provides an important contribution to the work of this Committee. Moreover, the Board believes that it is important that Fidelity, as the major shareholder, is represented on the Compensation Committee.

The Board
The Board has twelve members and it comprises the Chairman, the Chief Executive, one other executive Director and nine non-executive Directors. Biographical details of the Directors are set out on pages 20 and 21.

Five members of the board are employed by Fidelity, the Company's major shareholder. These are the Chairman, the Chief Executive, and three of the non-executive Directors: Timothy Hilton, John Remondi and Richard Walsh. The appointment of Directors representing a company's major shareholder is common and the Fidelity related non-executive Directors, although not independent under the provisions of the Combined Code, are independent of management and accordingly exercise their judgement in the interests of all shareholders. The Company is also able to carry on its business independently of its major shareholder and the Fidelity Relationship Agreement, details of which are set out in the Report of the Board of Directors on page 23, requires that any agreements between Fidelity and the Group will be on an arm's length basis and subject to the consent of the non-Fidelity related Directors.

The Board considers each of the remaining six non-executive Directors: Andreas Barth, Vincenzo Damiani, Hans Eggerstedt, Gene Gabbard, Robert Hawley and Frans van den Hoven to be independent, notwithstanding the following relationships or circumstances.

Vincenzo Damiani, Robert Hawley and Frans van den Hoven hold share options, details of which are set out on page 32. They were granted their options on joining the Board as an appropriate means by which they could acquire shares in the Company and align their interests with shareholders, and at a time when this was permitted under then applicable corporate governance provisions. Options have not been granted to any non-executive Director since 2002. There is no intention to grant options to non-executive Directors in the forthcoming twelve months. The estimated values of the outstanding options based on a Black-Scholes model are less than £11,000, £700 and £100 respectively. In the circumstances, the Board does not consider that these historical options compromise the independence of these Directors.

Frans van den Hoven is an independent non-executive director of three funds managed by Fidelity International Limited. His role in this capacity involves the oversight of Fidelity International Limited on behalf of the funds' shareholders. As he is independent of Fidelity management, the Board does not consider that these external directorships compromise his independence. Whilst Frans van den Hoven has been a non-executive Director for nine years, the Board does not consider this to compromise his independence as the composition of the Board as a whole, including the executive Directors, has changed significantly over this time. The Board has given particular consideration to the Combined Code's requirement that determination of independence and re-appointment for members serving for more than nine years should be subject to a rigorous review and are satisfied that Mr van den Hoven continues to make a valued contribution as an independent non-executive Director.

There is a division of responsibility between the Chairman, Barry Bateman, and the Chief Executive, Jean-Yves Charlier. The Chairman, whose commitments other than to the Group are set out on page 20 and which have not changed during the year, is responsible for keeping the strategic direction of the Group under review and for ensuring that the Board functions effectively. The Chief Executive is responsible for the operation and development of the Group's business.

On appointment, Directors undertake an induction process which is designed to develop their knowledge and understanding of the Group's business through visits to various operating sites, presentations on relevant technology, product demonstrations, briefings from management and a familiarisation with investor perceptions of the Group. The Directors' knowledge and understanding of the Group's business is refreshed throughout the year and with briefings as necessary on corporate governance and regulatory compliance. The training needs of the Directors are periodically reviewed by the Board.

The Board has evaluated its performance and that of its Committees during 2005 and their continuing ability to act as effective bodies. The non-executive Directors have assessed the Chairman's performance. A series of questionnaires were used to facilitate the evaluation process, which was conducted without external consultants. The Chairman has assessed whether each Director contributed effectively to the Board and demonstrated commitment to the role.

Where a Director has been unable to attend all meetings of the Board or Board committees of which he is a member, the Director has confirmed that he remains committed to the role and has the requisite time available to perform the role.

Under the Company's Articles of Association, at each Annual General Meeting all Directors appointed since the previous Annual General Meeting retire and seek election, and all other Directors retire and seek re-election. This means that no Director can hold office for more than one year unless re-elected by shareholders.

Operation of the Board

The Board met six times in 2005. The attendance of each of the Directors at the meetings held in 2005 while a Director was:

Director	Meetings held	Meetings attended	Percentage attended
Andreas Barth	6	6	100%
Barry Bateman	6	6	100%
Tony Bates	6	6	100%
Jean-Yves Charlier	6	6	100%
Vincenzo Damiani	6	6	100%
Hans Eggerstedt	6	5	83%
Gene Gabbard	6	6	100%
Robert Hawley	6	6	100%
Timothy Hilton	6	5	83%
John Remondi	6	6	100%
Frans van den Hoven	6	6	100%
Richard Walsh	4	4	100%

The Board is scheduled to meet five times in 2006. Additional meetings will be held as required.

During 2005, the non-executive Directors and the Chairman met without the executive Directors present and it is intended that this will happen at least once in 2006.

The Board is primarily responsible for decisions on Group strategy, including approval of strategic plans, annual budgets, interim and full year financial statements and reports, accounting policies and all material capital projects, investments and disposals. There is a schedule of matters reserved for approval by the Board.

Each Director is provided with monthly reports which include financial information and information on revenue streams and the Company's support functions. In the months when there is a Board meeting, this information is circulated to the Directors in advance of the meeting, together with details of all other business to be considered at the meeting. The Directors are encouraged to supplement this information through direct contact with the Group's senior management. Each of the Directors can take independent advice at the expense of the Company.

Corporate governance statement
continued

Board Committees

The Board has delegated specific responsibilities to three standing Committees of the Board. The membership of these Committees and a summary of their main duties under their terms of reference are set out below. The full terms of reference may be viewed on the Company's website, www.colt.net.

The Committees are provided with the resources required to undertake their duties and they are able to take independent advice at the expense of the Company. The Company Secretary acts as secretary to each of these Committees.

In addition to the standing Committees, the Board occasionally delegates specific tasks to ad-hoc Committees of the Board.

Audit Committee

Hans Eggerstedt is the Chairman of the Audit Committee and is also the Committee member identified as having recent and relevant financial experience. The other members of the Committee are Vincenzo Damiani, Gene Gabbard and Robert Hawley. Gene Gabbard was appointed to the Committee on 20 July 2005 replacing Frans van den Hoven.

The Chief Administrative and Financial Officer, the Chief Executive Officer, the Group Financial Controller, the Senior Director of Audit, Risk and Security and representatives from the external auditors, usually attend meetings of the Committee in advisory capacities.

The Committee met four times in 2005. The attendance of each of the Directors at the meetings held in 2005 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Vincenzo Damiani	4	4	100%
Hans Eggerstedt	4	4	100%
Gene Gabbard	1	1	100%
Robert Hawley	4	4	100%
Frans van den Hoven	3	3	100%

During 2005, the Committee met the Company's external auditors, PricewaterhouseCoopers LLP, without any Company management present and it is intended that this will continue in 2006.

The duties of the Committee are to review the integrity of the financial statements, to review the effectiveness of the internal control policies, to review the procedures for managing risks, to oversee the internal audit function, to consider the appointment and relationship with the external auditors, and to review procedures for handling allegations from whistle-blowers.

During 2005, the Committee considered, among other matters, compliance with the provisions of the Combined Code and with the requirements of the US Sarbanes-Oxley Act of 2002, accounting developments, the financial control environment and risk management and control.

To guard against the objectivity of and the independence of the external auditors being compromised, the Committee has adopted a policy under which any service provided by the external auditors must be approved by the Committee or within a category pre-approved by the Committee, and within the maximum charge set by the Committee.

Compensation Committee

Robert Hawley is the Chairman of the Compensation Committee and the other members are Andreas Barth, Barry Bateman and Vincenzo Damiani. Fidelity related Directors abstain from voting on the remuneration of any other Fidelity related Director.

The Managing Director, Human Resources, normally attends meetings of the Committee in an advisory capacity. The Compensation Committee met six times in 2005. The attendance of each of the Directors at the meetings held in 2005 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Andreas Barth	6	6	100%
Barry Bateman	6	6	100%
Vincenzo Damiani	6	6	100%
Robert Hawley	6	6	100%

The duties of the Committee are to review the compensation policy, to determine the remuneration of executive Directors and to exercise discretion on behalf of the Board in relation to employee benefit schemes. The Directors' Remuneration Report on pages 29 to 33 provides details of how the Committee has discharged its duties in 2005.

Nomination Committee

Barry Bateman is the Chairman of the Nomination Committee and the other members are Vincenzo Damiani and Robert Hawley.

Fidelity related Directors abstain from voting on the appointment of any other Fidelity related Director.

The Nomination Committee met three times in 2005. The attendance of each of the Directors at the meetings held in 2005 while a committee member was:

Director	Meetings held	Meetings attended	Percentage attended
Barry Bateman	3	3	100%
Vincenzo Damiani	3	3	100%
Robert Hawley	3	2	67%

The duties of the Committee are to recommend to the Board a preferred candidate for appointment to the Board or to a specific position or role on the Board or Board Committee and to recommend to the Board the continuation in office of non-executive Directors.

During 2005, the Committee considered the appointment of two non-executive Directors. As stated in the last Annual Report, open advertising was not necessary in the search for Gene Gabbard because given his known extensive telecom and high technology experience he was well suited to the role. Assistance was taken from external consultants, A.T. Kearney during the appointment process. Richard Walsh is a Fidelity related Director and for this reason neither an external search consultancy nor open advertising were used when appointing him.

Corporate governance statement
continued

Relations with shareholders

The Company utilises its website, www.colt.net, to communicate a wide range of information about the Group.

The Company has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls. The views of shareholders expressed during these meetings and calls are reported to the Board and analysts and brokers briefings are circulated to the Board so that an understanding of the views of major shareholders can be developed.

The Board recognises that one of the main opportunities for non-institutional shareholders to question the Board is at the Annual General Meeting and for this reason it is the practice that each of the Directors attend the meeting whenever possible. Any shareholder is free to contact the Company's Head of Investor Relations at any time.

Statement of Directors' responsibilities

Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company, including its subsidiary companies, as at the end of the financial year, and of the profit or loss of the Company for that relevant period. In preparing those financial statements, the Directors are required to select suitable accounting policies and apply them consistently, supported by judgements and estimates that are reasonable and prudent and to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are also responsible for keeping proper accounting records, which disclose with reasonable accuracy, the financial position of the Company and they are also responsible for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

The financial statements are published on the Company website. The maintenance and integrity of the website is the responsibility of the Directors. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern

The Directors, after making appropriate enquiries and taking into account expected and anticipated facilities including the ability of the Company to access capital markets, have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Board has overall responsibility for the Company's system of internal controls and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout 2005, and up until the date of this report, there has been an ongoing process for identifying, evaluating and managing the material risks faced by the Company. The effectiveness of the internal control system and risk management process is kept under review by the Audit Committee and reviewed annually by the Board.

The Group's senior management, supported by the Senior Director of Audit, Risk and Security, identify the key risks facing the Group. These risks and how they are being managed are reported to the Audit Committee. The key risks are selected from the Group risk register which details the risks identified, the impact if those risks were to occur and the actions that will be taken to manage those risks most appropriately. The Audit Committee conducts regular reviews of risk assessment and management process.

The Company operates a management structure with clear delegated authority levels and clear functional reporting lines and accountability. The Company operates a comprehensive budgeting and financial reporting system, which compares actual performance to budget on a monthly basis. All capital expenditure and all other purchases are subject to appropriate authorisation procedures. This together with the internal controls and risk management process allows management to monitor financial and operational performance and compliance controls on a continuing basis and to identify and respond to business risks as they arise.

Directors' remuneration report

The Directors' Remuneration Report sets out the Company's policy on remuneration. The report also sets out for each Director the remuneration earned in 2005, their interests in share options and other long-term incentive plans and their contractual relationship with the Company.

The Directors' Remuneration Report, which has been approved and adopted by the Board of Directors, will be put to shareholders at the Annual General Meeting for approval. The report complies with the Directors' Remuneration Report Regulations 2002 and sets out how the principles in Section 1.B of the Combined Code have been applied.

Compensation Committee

The Compensation Committee consists of independent non-executive Directors and the Company Chairman. Robert Hawley is the Chairman of the Committee and the other members are Andreas Barth, Barry Bateman and Vincenzo Damiani.

The Combined Code on Corporate Governance section of the Corporate Governance Statement on page 24 gives the reasons why the Board considers it appropriate for the Company Chairman to remain a member of the Committee. The statement also sets out the number of meetings, attendance and duties of the Committee.

Normally attending meetings of the Committee, in an advisory capacity, is the Managing Director, Human Resources. The Committee also appointed and received advice from Inbucon, Monks Partnership and Watson Wyatt on salary, benefits and other compensation trend data which the Committee has used when considering the appropriate level of compensation for its executive Directors. In addition, Slaughter and May have provided guidance about the rules of the share option plans.

Compensation policy

The Company's policy is to place a significant emphasis on performance related elements of total compensation for executive Directors and senior executive officers and to align their interests with those of shareholders.

Base salary reflects an executive's experience, responsibility and market value. Performance bonuses are subject to upper limits that normally range between 50% and 200% of salary or, where appropriate, a specified amount. Each year, performance targets are set for bonuses that link 50% to the Company's financial targets and the balance to personal business goals such as quality of service, revenue success, process improvements and the introduction of new technologies.

The Company believes that it is important to encourage an ownership mentality amongst all employees. Share and share option schemes are designed to offer employees an opportunity to participate in the Company's future success.

The policies relating to each of the components of total compensation are subject to regular review in order to ensure that they remain competitive, stimulating and challenging. The package is geared towards driving exceptional effort through the variable elements of the total package. The ability to have an impact on shareholder value will influence the mix of the total reward package with, at less senior levels, there being greater emphasis on the base salary portion of the total package. Base salaries and performance bonuses are benchmarked regularly against other appropriate sectors, in particular, telecommunications operators and technology companies.

Elements of compensation for executive Directors

Executive Directors receive base salary, performance bonus, long-term incentives, defined contribution pensions and other usual benefits. Payment of bonus and vesting of long-term incentives is dependent upon the achievement of performance targets that are set beforehand by the Committee.

Directors' remuneration report
continued

Salary and bonus

Base salary for the executive Directors is set when they are appointed to the role and reflects their experience, responsibility and market value and are not normally reviewed annually.

Bonus amounts are based upon demanding financial targets and the achievement of personal predetermined business objectives. Bonuses are subject to upper limits of 200% of salary for Jean-Yves Charlier and 150% of salary for Tony Bates. Annual bonuses do not form part of pensionable earnings. Current executive Director performance bonus payments for the year were in the range of 65% to 68% of maximum bonus potential.

Proportion of fixed and variable remuneration

The table below shows the approximate targeted proportion of fixed and variable remuneration for the executive Directors. The long-term incentives proportion is based on the estimated value of the awards using a Black-Scholes model which takes into account the likelihood that performance conditions are met at the end of the relevant performance periods. The annual cash bonus plan supports financial and operational performance, whilst the long-term incentive element is reward for superior performance over the longer term and the numbers in the table take into account the likelihood of payment.

Proportion of fixed and variable remuneration

	Fixed			Variable		
	Base Pay (%)	Pension (%)	Benefits (%)	Bonus (%)	Long-term Incentives (%)	Total (%)
Tony Bates	34	5	1	34	26	100
Jean-Yves Charlier	30	4	1	40	25	100

Long-term incentives

The Company has two share option plans used for long-term incentives, the Group Share Plan and the Deferred Bonus Plan. Options over shares and stock appreciation rights granted under these Plans to Directors are set out in the table on pages 32 and 33. Further details of the plans are set out in note 14 on pages 51 to 54.

Group share plan ("Option Plan")

The Option Plan is divided into two parts; the "Approved Part" approved by the UK Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988 and the "Unapproved Part" which is not so approved. Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary.

There are two programmes now offered under the Option Plan, "Performance Options" and "Welcome Options". Performance Options are awarded to high performing executives and, subject to meeting performance conditions, 100% of shares under option vest on the third anniversary of the date of grant. Welcome Options are awarded to senior employees to attract them to COLT and, subject to performance conditions, 50% of shares under option vest on the third anniversary and 25% of shares under option vest on each of the fourth and fifth anniversaries of the grant date. Options are granted at an option price which is not less than the market value of the ordinary shares on the date of grant.

For all grants of options made during 2005, a performance condition was applied based upon the achievement of a performance metric based on Profit Before Tax ("PBT").

In 2005 a review of the competitiveness of the long-term incentives was undertaken. The review took into account the recent appointment of senior executives and the challenges facing the Company. The review concluded that the level of the long-term incentives was materially short of normal levels for organisations with similar challenges. It was decided that as a result of this review a special award should be made under the rules of the Group Share Plan to Jean-Yves Charlier and Tony Bates of 6 million and 4 million stock appreciation rights respectively; details are set out in the table titled Special Stock Plan on page 33. The performance criteria is a combination of PBT and share price which requires a very significant improvement in both share price and PBT before any stock appreciation rights vest (50% in year 4 and 50% in year 5). This was fully disclosed at the time of the grant via an announcement to the London Stock Exchange. It is not expected that such a special grant will take place again in the near future.

Deferred Bonus Plan

In 2004 Jean-Yves Charlier and Tony Bates purchased 500,000 and 100,000 shares respectively and were awarded matching awards of shares of 250,000 and 50,000 respectively under the provisions of the Deferred Bonus Plan. Subject to the same performance conditions as for their Option Plan options, the Deferred Bonus Plan shares will vest on the third anniversary of the grant date.

Pension contributions and other benefits

Pension contributions are determined based on employee age and years of service and are made to defined contribution schemes. Benefits include, as appropriate, housing benefit, private health insurance and other similar benefits commensurate with market practice.

Savings-related share option scheme ("SAYE Scheme")

Participation in the Company's SAYE Scheme is open to all eligible employees and the executive Directors. Details of the participation of the executive Directors are set out on page 33. Under the SAYE Scheme, employees may save between £5 and £250 a month with a savings institution and are granted options to acquire shares in the Company. After a three year period, employees can use the proceeds of their savings account to exercise the options at a price established at the beginning of the three year period. The price established at the beginning of the three years is at the discretion of the Board of Directors and can be up to a 20% discount to the then market price of the Company's shares.

Non-executive Directors

The compensation of non-executive Directors is reviewed periodically by the Board. The Company aligns this compensation with the interests of shareholders by delivering it in a mix of cash and shares acquired in the open market. In the last twelve months, the non-executive Directors have received no element of their compensation in the form of options, benefits or other incentives, nor is it the intention of the Board that this should occur within the forthcoming twelve months.

Directors' service agreements

Jean-Yves Charlier's services are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited. The secondment is for three years from 1 September 2004 but can be terminated by Fidelity International Limited and Fidelity Investment Management Limited or by the Company at any time. In the event of termination there is no right to compensation.

Tony Bates has an employment contract that can be terminated by him giving six months' notice. The contract can be terminated by the Company giving twelve months' notice. In the event of termination, he has the right to receive an amount which is equal to his salary and other benefits for the period of notice plus bonus equal to the average bonus percentage of salary achieved during the previous two years.

The Chairman and non-executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Barry Bateman, Gene Gabbard, John Remondi and Richard Walsh can be terminated by them or by the Company by giving three months' notice. The appointment of Andreas Barth, Vincenzo Damiani, Hans Eggerstedt, Robert Hawley, Timothy Hilton and Frans van den Hoven can be terminated by them or by the Company at any time. In every case, there is no right to compensation in the event of termination.

COLT v MSCI Europe Telecom Services index

The following graph shows the Company's share performance against the Morgan Stanley MSCI Europe Telecom Services index (both rebased to 100 as at 1 January 2001) which has been chosen because it is the principal index of European Telecom Service providers.



COLT Telecom Group plc total return index versus the total return index of MSCI Europe telecom services index for the five financial years ending 31 December 2005 (rebased as at 1 January 2001)

Directors' remuneration report
continued

AUDITED INFORMATION
Directors' remuneration

The table below sets out details of the remuneration received by individuals during 2005 while they were a Director of the Company.

£000 Name	Salary/Fee	Bonus	Other Cash	Benefits[1]	**Total 2005**	Total 2004	**Pension 2005**	Pension 2004
Andreas Barth[2]	30.0	–	–	–	**30.0**	30.0	**–**	–
Barry Bateman[3]	–	–	–	–	**–**	–	**–**	–
Tony Bates	325.0	316.9	–	2.6	**644.5**	758.2	**58.5**	39.0
Jean-Yves Charlier[4]	400.0	544.0	–	5.1	**949.1**	329.9	**56.0**	18.7
Vincenzo Damiani[2]	35.0	–	–	–	**35.0**	35.0	**–**	–
Hans Eggerstedt[2]	35.0	–	–	–	**35.0**	34.3	**–**	–
Gene Gabbard[2]	32.3	–	–	–	**32.3**	–	**–**	–
Robert Hawley[2]	40.0	–	–	–	**40.0**	35.0	**–**	–
Timothy Hilton[3]	–	–	–	–	**–**	–	**–**	–
John Remondi[3]	–	–	–	–	**–**	–	**–**	–
Frans van den Hoven[2]	32.7	–	–	–	**32.7**	35.0	**–**	–
Richard Walsh[3]	–	–	–	–	**–**	–	**–**	–
Total	930.0	860.9	–	7.7	**1,798.6**	1,257.4	**114.5**	57.7

1 This figure includes, as appropriate, housing benefit, private health insurance and other similar benefits.
2 £15,000 of the fees paid to each non-executive Director was in the form of Company shares acquired in the open market.
3 Barry Bateman, Timothy Hilton, John Remondi and Richard Walsh are employed by Fidelity International Limited and FMR Corp. respectively. They receive no remuneration from Fidelity International Limited or FMR Corp. attributable to their duties for the Company and, as set out in their letters of appointment, receive no remuneration from the Company either.
4 Jean-Yves Charlier's services as Chief Executive Officer are provided under a secondment agreement with Fidelity International Limited and Fidelity Investment Management Limited under which all the remuneration attributable to his duties to the Company as Chief Executive Officer is paid for by the Company.

Directors' share options

The tables below set out details of options under each of the Company's share option plans held by the Directors of the Company.

The closing mid-point price of the Company's ordinary shares on 31 December 2005 was £0.56 per share and the range during the year was £0.46 to £0.67 per share.

Option Plan

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Date of exercise	Market value	Option exercise price per share	Usual date from which first exercisable[1,2]	Usual expiry date
Tony Bates	500,000	–	–	–	500,000	–	–	0.7667	4 May 2007 to 4 May 2009	4 May 2014
Jean-Yves Charlier	800,000	–	–	–	800,000	–	–	0.3800	31 Aug 2007 to 31 Aug 2009	31 Aug 2014
Vincenzo Damiani	40,000	–	–	–	40,000	–	–	0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012
Robert Hawley	68,060	–	–	–	68,060	–	–	7.4940	25 Nov 1999 to 25 Nov 2003	25 Nov 2008
Frans van den Hoven	16,000	–	–	–	16,000	–	–	8.5000	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	16,000	–	–	–	16,000	–	–	29.0000	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	16,000	–	–	–	16,000	–	–	14.8600	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	48,000	–	–	–	48,000					

Special Stock Plan

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Option exercise price per share	Usual date of vesting[2]
Tony Bates	–	4,000,000	–	–	4,000,000	0.495	24 Mar 2010
Jean-Yves Charlier	–	6,000,000	–	–	6,000,000	0.495	24 Mar 2010

To qualify for an award under the Special Stock Plan both Directors were required to purchase the following number of ordinary shares in the Company at market value:

Tony Bates 160,000 shares
Jean-Yves Charlier 240,000 shares

Such shares form part of their total holdings shown on page 22.

Deferred Bonus Plan

Name	1 Jan 2005	Granted	Exercised	Lapsed	31 Dec 2005	Usual date of vesting[2]
Tony Bates	50,000	–	–	–	50,000	26 Oct 2007
Jean-Yves Charlier	250,000	–	–	–	250,000	31 Aug 2007

SAYE Scheme
There are no directors in the SAYE scheme.

1 In the case of options granted under the Option Plan before July 2003, usually 20% of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since July 2003, usually 50% of the shares under option become exercisable on the third anniversary of the grant date and 25% of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.
2 Usually an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2005, a performance condition was applied based upon the achievement of a performance metric based on Profit Before Tax.



Approved by the Board of Directors and signed on its behalf by
Dr R Hawley CBE, Chairman of the Compensation Committee

Independent auditors' report to the members of COLT Telecom Group plc

We have audited the Group and Company financial statements (the "financial statements") of COLT Telecom Group plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union, and for preparing the Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Report of the Board of Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Overview, the Chief Executive Officer's Review of Operations, the Corporate and Social Responsibility Review, the Financial Review, the Report of the Board of Directors, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:
- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its loss and cash flows for the year then ended;

- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

- the Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and

- the Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
22 February 2006

Consolidated income statement

	Notes	2005 Before exceptional items £m	2005 Exceptional items £m	2005 After exceptional items £m	2004 £m
				Year ended 31 December	
Revenue	2	**1,245.5**	**–**	**1,245.5**	1,218.6
Cost of sales					
Interconnect and network		**(814.2)**	**–**	**(814.2)**	(813.7)
Network depreciation		**(195.2)**	**(229.7)**	**(424.9)**	(192.0)
		(1,009.4)	**(229.7)**	**(1,239.1)**	(1,005.7)
Gross profit (loss)		**236.1**	**(229.7)**	**6.4**	212.9
Operating expenses					
Selling, general and administrative		**(257.9)**	**–**	**(257.9)**	(248.7)
Other depreciation and amortisation		**(32.3)**	**(17.5)**	**(49.8)**	(28.5)
		(290.2)	**(17.5)**	**(307.7)**	(277.2)
Operating loss		**(54.1)**	**(247.2)**	**(301.3)**	(64.3)
Other income (expense)					
Interest receivable		**11.6**	**–**	**11.6**	21.0
Interest payable and similar charges	6	**(46.2)**	**–**	**(46.2)**	(66.8)
Profit on repurchase of debt		**0.3**	**–**	**0.3**	0.2
Exchange loss		**(0.3)**	**–**	**(0.3)**	–
		(34.6)	**–**	**(34.6)**	(45.6)
Loss before taxation	3	**(88.7)**	**(247.2)**	**(335.9)**	(109.9)
Taxation	8	**–**	**–**	**–**	–
Loss for the year		**(88.7)**	**(247.2)**	**(335.9)**	(109.9)
Basic and diluted loss per share	9	**£(0.06)**	**£(0.16)**	**£(0.22)**	£(0.07)

There is no difference between the loss before and after taxation for the years stated above and their historical cost equivalents.

All of the Group's activities are continuing.

Details of exceptional items are provided in note 7.

The accompanying notes are an integral part of the financial statements.

Consolidated statement of recognised income and expense

	Notes	Year ended 31 December **2005** **£m**	2004 £m
Loss for the year		**(335.9)**	(109.9)
Net exchange adjustments offset in reserves	14	**(9.6)**	(0.8)
Revaluation of warrants	14	**(0.1)**	(0.7)
Total recognised loss for the year		**(345.6)**	(111.4)

The accompanying notes are an integral part of the financial statements.

Consolidated balance sheet

	Notes	At 31 December 2005 £m	2004 £m
ASSETS			
Non-current assets			
Intangible assets	10	**38.9**	65.8
Property, plant and equipment	11	**834.2**	1,197.0
Total non-current assets		**873.1**	1,262.8
Current assets			
Trade and other receivables	12	**238.5**	247.6
Cash and cash equivalents	13	**225.3**	452.7
Total current assets		**463.8**	700.3
Total assets		**1,336.9**	1,963.1
EQUITY			
Capital and reserves			
Share capital		**2,355.7**	2,354.4
Other reserves		**23.7**	31.0
Retained earnings	14	**(2,039.5)**	(1,703.6)
Total equity	14	**339.9**	681.8
LIABILITIES			
Non-current liabilities			
Financial liabilities			
Convertible debt	21	**224.0**	382.3
Non-convertible debt	21	**351.8**	363.4
Provisions	16	**35.7**	48.7
Total non-current liabilities		**611.5**	794.4
Current liabilities			
Financial liabilities			
Non-convertible debt	21	**–**	81.7
Loan finance	21	**10.3**	–
Trade and other payables	15	**375.2**	405.2
Total current liabilities		**385.5**	486.9
Total liabilities		**997.0**	1,281.3
Total equity and liabilities		**1,336.9**	1,963.1

The financial statements on pages 35 to 71 were approved by the Board of Directors on 22 February 2006 and were signed on its behalf by



Tony Bates, Chief Administrative and Financial Officer

The accompanying notes are an integral part of the financial statements.

Consolidated cash flow statement

	Notes	Year ended 31 December 2005 £m	2004 £m
Net cash generated from operating activities	17	**156.2**	140.6
Cash flows from investing activities			
Purchase of non-current assets		**(126.3)**	(129.4)
Proceeds from the disposal of non-current assets		**1.4**	4.7
Net cash used in investing activitities		**(124.9)**	(124.7)
Cash flows from financing activities			
Interest paid, finance costs and similar charges		**(35.5)**	(45.9)
Interest received		**11.2**	20.5
Issue of ordinary shares		**1.0**	0.6
Loan finance		**10.3**	–
Redemption of debt		**(238.3)**	(335.3)
Net cash used in financing activities		**(251.3)**	(360.1)
Net movement in cash and cash equivalents		**(220.0)**	(344.2)
Cash and cash equivalents at beginning of period		**452.7**	802.4
Effect of exchange rate changes on cash and cash equivalents		**(7.4)**	(5.5)
Cash and cash equivalents at end of period	13	**225.3**	452.7

The accompanying notes are an integral part of the financial statements.

Notes to the financial statements

1 Basis of Presentation and Principal Accounting Policies

COLT Telecom Group plc ("COLT" or "the Company") together with its subsidiaries is referred to as "the Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2005.

Accounting policies for the year ended 31 December 2005

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed income statement format in a manner appropriate to the nature of the Group's business.

Basis of accounting

The financial statements of the Company have been prepared in accordance with UK GAAP and the Companies Act 1985. The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations as endorsed by the EU and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group's previous Annual Report was presented under UK GAAP. The 2004 comparative information has, as permitted by IFRS 1, been restated taking advantage of the following transitional exemptions:

- Business combinations prior to the transition date of 1 January 2004 have not been restated.
- The Company has elected to adopt recognition and measurement criteria requirements only to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.
- The Company has reset the cumulative translation differences for all foreign operations to £nil as at 1 January 2004.

The Group has elected to comply with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2004.

Accounting policies and presentation applied are therefore not consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The financial statements have been prepared under the historical cost convention.

A summary of the more important Group accounting policies is set out below.

Basis of consolidation

The consolidated financial statements include those of the Company and all of its subsidiary undertakings. Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Company has the ability to direct the financial and operating policies of an entity so as to obtain benefits from its activities.

Foreign currency transactions and translation

Transactions denominated in foreign currencies are translated in their functional currency at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate and taken to the consolidated income statement. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between income statements translated at average rates and rates ruling at the period end are taken directly to the translation reserve.

Revenue

Revenue represents amounts earned for telecommunication services provided to customers (net of value added tax and intercompany revenue).

Contracted income invoiced in advance for fixed periods is recognised as revenue in the period of actual service provision. Installation fees are recognised in the consolidated income statement over the expected length of the customer relationship period.

Notes to the financial statements
continued

Revenue attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements, are recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as revenue where the infrastructure was designated as built for resale at the outset and where the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible non-current assets, the proceeds from these infrastructure sales are recorded net of costs as a gain or loss on the disposal of a non-current asset.

Charges to customers for services provided through the Group network where the Group is deemed to be acting as agent are reported net of service providers' charges to the Group.

Cost of sales
Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases
Costs in respect of operating leases are charged on a straight-line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Intangible assets
Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Goodwill was amortised to 1 January 2004 (being the date of transition to IFRS). From 1 January 2004 the amortisation was frozen and goodwill subject to an annual impairment review.

Goodwill
Goodwill arises on the purchase of subsidiary undertakings and represents the excess of the fair value of purchase consideration over the fair value of assets acquired.

Other intangible assets
Intangible assets purchased separately, such as software that does not form an integral part of related hardware, are capitalised at cost.

Amortisation is calculated to write off the cost of intangible fixed assets on a straight-line basis over their expected economic lives as follows:

Software assets   20% – 33% per annum

Goodwill is considered to have an indefinite life.

Property, plant and equipment
Property, plant and equipment is recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost of tangible fixed assets on a straight-line basis over their expected economic lives as follows:
Network infrastructure and equipment   5% – 20% per annum
Office computers, equipment, fixtures and fittings and vehicles   10% – 33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. Borrowing costs related to the purchase of fixed assets are not capitalised.

The assets' useful lives are reviewed and adjusted if appropriate at each balance sheet date.

Impairment
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The recoverable amount of the cash generating unit to which the goodwill relates is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired. The carrying values of property, plant and equipment and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when the obligation crystallises, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are recognised to the extent that it is regarded as probable that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The Group provides for obligations relating to excess leased space in its properties. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Financial instruments

Cash and cash equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents includes cash at bank and in hand, and short-term deposits with a maturity period of five working days. Interest income receivable on cash and cash equivalents is recognised as it is earned.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the constant rate method.

The change in fair value of the Group's Euro denominated borrowings relating to the movement of the Euro to Sterling exchange rate is treated as a hedge of net assets of the Group's Euro denominated subsidiaries. Foreign exchange gains and losses on the Group's Euro denominated borrowings are taken directly to the translation reserve to the extent that the hedge is effective.

Employee benefits

Pension schemes

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the income statement on an accruals basis in the period in which contributions are payable to the schemes.

Share-based payments

The cost of share-based employee compensation arrangements, whereby employees receive remuneration in the form of shares or share options, is recognised as an employee benefit expense in the income statement.

The total expense is apportioned over the vesting period of the benefit and is determined by reference to the fair value at the grant date of the shares or share options awarded and the number that are expected to vest. The assumptions underlying the number of awards expected to vest are subsequently adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date of an award, the cumulative expense is adjusted to take account of the awards that actually vest.

Notes to the financial statements
continued

2 Segmental reporting

Primary reporting format – geographic segments

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below. The reported segments are Germany, Strategic Markets, UK and France. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Revenue from the single business segment is attributed between geographical areas and is classified as Switched, Non-switched, and Other. Switched revenue comprises services including the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice). Switched revenue has been voluntarily further split between carrier and non-carrier. Carrier revenue includes switched services provided wholesale to other licenced operators, and non-carrier revenue is all other switched revenue.

Additionally, the Group has voluntarily disclosed revenue split by Corporate and Wholesale customers. Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

Inter-segment revenue transactions are carried out at an arm's length price. Costs are allocated to segments using appropriate allocation factors.

The information in the table below is based on the location where the assets are located which is not materially different from the location of the customer.

Year ended 31 December 2005	Germany £m	Strategic Markets £m	UK £m	France £m	Corporate and eliminations £m	Consolidated £m
Revenue						
Carrier	149.4	142.8	43.9	26.5	(101.0)	261.6
Non-carrier	229.4	111.9	84.8	66.8	–	492.9
Total switched	378.8	254.7	128.7	93.3	(101.0)	754.5
Non-switched	143.9	191.7	125.7	77.0	(48.6)	489.7
Other	–	1.3	–	–	–	1.3
Inter-segment sales	(50.5)	(72.8)	(15.2)	(11.1)	149.6	–
Total revenue	472.2	374.9	239.2	159.2	–	1,245.5
Result						
Operating loss before exceptional items	(21.2)	(12.8)	(17.7)	(2.4)	–	(54.1)
Exceptional items (note 7)	–	(99.9)	(46.8)	(100.5)	–	(247.2)
Operating loss after exceptional items	(21.2)	(112.7)	(64.5)	(102.9)	–	(301.3)
Interest receivable	0.6	0.7	0.1	–	10.2	11.6
Interest payable and similar charges	(1.0)	(0.6)	(0.3)	–	(44.3)	(46.2)
Profit on repurchase of debt	–	–	–	–	0.3	0.3
Exchange loss	(0.3)	–	–	–	–	(0.3)
Loss before and after taxation	(21.9)	(112.6)	(64.7)	(102.9)	(33.8)	(335.9)
Segment assets	481.6	295.5	245.1	113.4	201.3	1,336.9
Segment liabilities	128.7	144.1	47.3	77.9	599.0	997.0
Other segment items						
Capital expenditure						
Intangible non-current assets	0.1	1.2	1.1	0.3	15.4	18.1
Tangible non-current assets	20.5	43.7	21.2	17.9	1.2	104.5
	20.6	44.9	22.3	18.2	16.6	122.6
Depreciation						
Intangible non-current assets	4.3	3.6	4.5	0.8	11.5	24.7
Tangible non-current assets	68.0	50.9	54.0	27.8	2.1	202.8
	72.3	54.5	58.5	28.6	13.6	227.5

Year ended 31 December 2004	Germany £m	Strategic Markets £m	UK £m	France £m	Corporate and eliminations £m	Consolidated £m
Revenue						
Carrier	154.2	139.2	40.4	15.4	(85.1)	264.1
Non-carrier	219.6	96.3	103.0	64.1	–	483.0
Total switched	373.8	235.5	143.4	79.5	(85.1)	747.1
Non-switched	140.7	176.2	121.2	75.0	(44.6)	468.5
Other	1.3	1.7	0.1	–	(0.1)	3.0
Inter-segment sales	(40.9)	(62.9)	(18.0)	(8.0)	129.8	–
Total revenue	474.9	350.5	246.7	146.5	–	1,218.6
Result						
Operating loss by geographical segment	(23.0)	(19.7)	(18.5)	(3.1)	–	(64.3)
Interest receivable	0.6	0.5	0.6	–	19.3	21.0
Interest payable and similar charges	(0.7)	(0.6)	(0.2)	–	(65.3)	(66.8)
Profit on repurchase of debt	–	–	–	–	0.2	0.2
Exchange loss	(0.1)	(0.1)	0.2	–	–	–
Loss before and after taxation	(23.2)	(19.9)	(17.9)	(3.1)	(45.8)	(109.9)
Segment assets	543.3	424.4	336.9	238.4	420.1	1,963.1
Segment liabilities	130.5	154.5	103.9	52.8	839.6	1,281.3
Other segment items						
Capital expenditure						
Intangible non-current assets	0.1	1.7	1.2	0.4	12.6	16.0
Tangible non-current assets	31.9	41.0	29.0	13.6	1.6	117.1
	32.0	42.7	30.2	14.0	14.2	133.1
Depreciation						
Intangible non-current assets	3.8	2.1	2.7	1.4	7.3	17.3
Tangible non-current assets	73.1	42.5	54.2	26.8	6.6	203.2
	76.9	44.6	56.9	28.2	13.9	220.5

Voluntary disclosures

Segmental analysis by customer type for the year ended 31 December 2005:

	Corporate £m	Wholesale £m	Total £m
Carrier	–	261.6	261.6
Non-carrier	325.6	167.3	492.9
Total switched	325.6	428.9	754.5
Non-switched	390.7	99.0	489.7
Other	1.1	0.2	1.3
Total revenue	717.4	528.1	1,245.5

Segmental analysis by customer type for the year ended 31 December 2004:

	Corporate £m	Wholesale £m	Total £m
Carrier	–	264.1	264.1
Non-carrier	336.1	146.9	483.0
Total switched	336.1	411.0	747.1
Non-switched	363.0	105.5	468.5
Other	2.9	0.1	3.0
Total revenue	702.0	516.6	1,218.6

Notes to the financial statements
continued

3 Loss before taxation

The following items have been included in arriving at loss before taxation:

	Year ended 31 December	
	2005 **£m**	2004 £m
Staff costs (note 5)	**221.2**	210.6
Amortisation of intangible assets	**24.7**	17.3
Depreciation of property, plant and equipment	**202.8**	203.2
Impairment of intangible assets	**17.5**	–
Impairment of property, plant and equipment	**229.7**	–
Other operating lease rentals payable		
Property	**27.2**	29.7
Plant and equipment	**75.2**	73.0

Services provided by the Group's auditors and network of firms:

	Year ended 31 December	
	2005 **£m**	2004 £m
Audit services		
Statutory audit	**1.2**	0.9
Other assurance services	**0.3**	0.2
Tax services		
Compliance services	**0.4**	0.6
Advisory services	**0.1**	0.1
Other services not covered above	**–**	0.2
	2.0	2.0

Tax services – compliance services include all fees relating to ensuring that the Group is fully compliant with all aspects of tax legislation.
Tax services – advisory services includes all other tax fees. All tax fees were incurred in the UK in both 2004 and 2005.

4 Directors

	Year ended 31 December	
	2005 **£m**	2004 £m
Aggregate emoluments	**1.9**	1.9
	1.9	1.9

The Directors consider that only the Board of Directors has the authority and responsibility for planning, directing and controlling the activities
of the Group and therefore there are no other key management personnel.

Further details on Directors' emoluments are set out in the Directors' Remuneration Report on pages 29 to 33.

5 Employee information

Average monthly number of people (including executive Directors) employed by the Group:

	Year ended 31 December	
	2005	2004
By category:		
Operations and technology	**2,524**	2,527
Sales and marketing	**932**	928
Administration	**614**	580
	4,070	4,035

	Year ended 31 December	
	2005	2004
By geography:		
Germany	**1,021**	1,165
Strategic Markets	**1,097**	1,156
UK	**1,129**	1,201
France	**422**	459
India	**401**	54
	4,070	4,035

	Year ended 31 December	
	2005	2004
	£m	£m
Employee costs (for the above persons):		
Wages and salaries	**191.8**	185.5
Share option charge	**2.7**	2.1
Social security costs	**30.7**	31.3
Other pension costs (note 22)	**11.9**	9.7
	237.1	228.6
Less: employee costs capitalised	**(15.9)**	(18.0)
	221.2	210.6

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

6 Interest payable and similar charges

	Year ended 31 December	
	2005	2004
	£m	£m
Interest and similar charges on convertible notes	**17.1**	30.3
Interest and similar charges on non-convertible notes	**27.2**	35.0
Other interest payable and similar charges	**1.9**	1.5
	46.2	66.8

Notes to the financial statements
continued

7 Exceptional items

The Group will continue to separately identify and disclose one off or unusual items (termed "exceptional items"). We believe this provides meaningful analysis of the trading results of the Group and aids readers' understanding of the impact of such items. Exceptional items may not be comparable to similarly titled measures used by other companies.

During 2005, in accordance with IAS 36 "Impairment of Assets", we reviewed the book value of our fixed asset base against the future cash flows that we expect those assets to earn. We have determined that an impairment charge of £247.2m is required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation (£229.7m) and other depreciation and amortisation (£17.5m). The charge has arisen across COLT, with a charge of £nil in Germany, £99.9m in Strategic Markets, £46.8m in the UK and £100.5m in France.

The impairment charge was arrived at by looking at each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as the present value of forecast future pre tax cash flows discounted at 13.7%. This discount rate is consistent with the rate which we used in our last impairment review. The impairment charge is the difference between the recoverable value and the book value of the assets in each country.

8 Taxation

There is no Group tax charge arising in the years ended 31 December 2004 and 2005.

The tax on the Group's loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits/losses of the consolidated companies as follows:

	Year ended 31 December	
	2005 **£m**	2004 £m
Loss before tax	**(335.9)**	(109.9)
Tax calculated at domestic tax rates applicable to profits/(losses) in the respective countries	**(113.2)**	(39.8)
Expenses not deductible for tax purposes	**9.0**	10.0
Utilisation of previously unrecognised tax losses	**(12.4)**	(3.6)
Tax losses for which no deferred income tax asset was recognised	**116.6**	33.4
Taxation charge in income statement	**–**	–

The weighted average applicable tax rate was 33.7% (2004: 36.2%). The decrease is caused by a change in the profitability of the Group's subsidiaries in the respective countries.

At 31 December 2005, total tax losses carried forward amounted to £957.6m (2004: £1,050.9m). At 31 December 2005, £760.4m (2004: £858.1m) of these losses are not time limited and £197.2m (2004: £192.8m) are time limited. The majority of the time limited losses must be utilised by 31 December 2009. All losses must be utilised in the country in which they arose. They remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

	Year ended 31 December	
	2005 **£m**	2004 £m
Capital allowances less depreciation	**(311.6)**	(201.3)
Short term temporary differences	**(45.0)**	(43.5)
Potential deferred tax asset	**(356.6)**	(244.8)
Add tax value of losses available without time limits	**(254.1)**	(299.3)
Total potential deferred tax asset after addition of losses	**(610.7)**	(544.1)

Notes to the financial statements
continued

9 Loss per share

Basic loss per share is based upon the loss after tax for each year and the weighted average number of ordinary shares in issue in the period.
All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented, and therefore these
potential shares have been excluded in the calculation of diluted loss per share.

| | Year ended 31 December | |
	2005	2004
Loss for the year (£m)	**(335.9)**	(109.9)
Weighted average number of ordinary shares issued (million)	**1,511.8**	1,510.9
Basic and diluted loss per share	**£(0.22)**	£(0.07)

10 Intangible assets

	Goodwill £m	Software assets £m	Total £m
Cost			
At 1 January 2004	21.4	182.1	203.5
Additions	–	16.0	16.0
Disposals	–	(8.8)	(8.8)
Exchange differences	(0.1)	0.2	0.1
At 31 December 2004	21.3	189.5	210.8
Additions	–	18.1	18.1
Disposals	–	(3.3)	(3.3)
Exchange differences	(0.4)	(3.4)	(3.8)
At 31 December 2005	**20.9**	**200.9**	**221.8**
Accumulated amortisation			
At 1 January 2004	11.9	124.3	136.2
Charge for the year	–	17.3	17.3
Disposals	–	(8.7)	(8.7)
Exchange differences	0.1	0.1	0.2
At 31 December 2004	12.0	133.0	145.0
Charge for the year	–	24.7	24.7
Impairment	9.2	8.3	17.5
Disposals	–	(1.4)	(1.4)
Exchange differences	(0.3)	(2.6)	(2.9)
At 31 December 2005	**20.9**	**162.0**	**182.9**
Net book value			
At 1 January 2004	9.5	57.8	67.3
At 31 December 2004	9.3	56.5	65.8
At 31 December 2005	**–**	**38.9**	**38.9**

Goodwill comprises purchased goodwill which arose on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet")
on 15 July 1998. The goodwill was held in the France segment and was fully impaired during the year (refer to note 7).

11 Property, plant and equipment

	Network infrastructure and equipment £m	Computers, equipment, fixtures, fittings and vehicles £m	Total £m
Cost			
At 1 January 2004	2,628.4	124.0	2,752.4
Additions	99.6	17.5	117.1
Disposals	(13.6)	(6.8)	(20.4)
Exchange differences	12.7	0.4	13.1
At 31 December 2004	2,727.1	135.1	2,862.2
Additions	96.5	8.0	104.5
Disposals	(11.0)	(3.6)	(14.6)
Exchange differences	(71.4)	(2.4)	(73.8)
At 31 December 2005	**2,741.2**	**137.1**	**2,878.3**
Accumulated depreciation			
At 1 January 2004	1,363.7	102.2	1,465.9
Charge for the year	191.2	12.0	203.2
Disposals	(8.7)	(6.6)	(15.3)
Exchange differences	11.0	0.4	11.4
At 31 December 2004	1,557.2	108.0	1,665.2
Charge for the year	191.3	11.5	202.8
Impairment	229.7	–	229.7
Disposals	(7.1)	(3.5)	(10.6)
Exchange differences	(40.9)	(2.1)	(43.0)
At 31 December 2005	**1,930.2**	**113.9**	**2,044.1**
Net book value			
At 1 January 2004	1,264.7	21.8	1,286.5
At 31 December 2004	1,169.9	27.1	1,197.0
At 31 December 2005	**811.0**	**23.2**	**834.2**

Included in network infrastructure and equipment at 31 December 2005 are payments on account and assets under construction of £26.4 million (2004: £32.1 million). Refer to note 7 for an explanation of the impairment charge.

Notes to the financial statements
continued

12 Trade and other receivables

	At 31 December	
	2005 **£m**	2004 £m
Amounts falling due within one year:		
Trade receivables	**221.3**	235.7
Provision against doubtful debts	**(36.5)**	(36.6)
Trade receivables – net	**184.8**	199.1
Other receivables	**27.7**	15.2
Prepayments and accrued income	**14.9**	18.7
VAT recoverable	**11.1**	14.6
	238.5	247.6

13 Cash and cash equivalents

	At 31 December	
	2005 **£m**	2004 £m
Cash at bank and in hand	**57.4**	59.4
Short term bank deposits	**167.9**	393.3
	225.3	452.7

Cash at bank and in hand and short term bank deposits comprised funds which the Group can access without restriction within five working days. During 2005 the effective interest rate on short term deposits was 3.5% (2004: 3.3%) and at 31 December 2005 these deposits had an average maturity of one working day.

14 Statement of changes in shareholders' equity

	Ordinary shares* No. m	Share capital** £m	Share premium £m	Shares to be issued £m	Translation reserve £m	Merger reserve £m	Other reserves £m	Retained earnings £m	Total equity £m
At 1 January 2004	1,510.2	37.8	2,316.0	1.9	–	27.4	1.0	(1,593.7)	790.4
Loss for the year	–	–	–	–	–	–	–	(109.9)	(109.9)
Shares issued in the year	0.9	–	0.6	–	–	–	–	–	0.6
Shares to be issued	–	–	–	2.1	–	–	–	–	2.1
Revaluation of warrants	–	–	–	–	–	–	(0.7)	–	(0.7)
Grant of shares from Group QUEST	–	–	–	–	–	–	0.1	–	0.1
Net exchange adjustments offset in reserves	–	–	–	–	(0.8)	–	–	–	(0.8)
At 31 December 2004	1,511.1	37.8	2,316.6	4.0	(0.8)	27.4	0.4	(1,703.6)	681.8
Loss for the year	–	–	–	–	–	–	–	(335.9)	(335.9)
Shares issued in the year	1.9	–	1.0	–	–	–	–	–	1.0
Reserve transfer on exercise of options	–	–	0.3	(0.3)	–	–	–	–	–
Shares to be issued	–	–	–	2.7	–	–	–	–	2.7
Revaluation of warrants	–	–	–	–	–	–	(0.1)	–	(0.1)
Net exchange adjustments offset in reserves	–	–	–	–	(9.6)	–	–	–	(9.6)
At 31 December 2005	**1,513.0**	**37.8**	**2,317.9**	**6.4**	**(10.4)**	**27.4**	**0.3**	**(2,039.5)**	**339.9**

* Authorised share capital comprises 2,075,000,000 shares of 2.5p each.

** Issued and fully paid

Warrants

In December 1996, the Company issued US$314 million aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of £0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and £0.5206 per ordinary share, respectively. At 31 December 2005, warrants to purchase 881,770 (2004: 881,770) ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan

The COLT Telecom Group Share Plan (the "Option Plan") was adopted on 7 November 1996 and allows for the grant of options in respect of ordinary shares to selected executives. The Option Plan is divided into two parts; the "Approved Part" which is approved by the UK Inland Revenue and offers specific tax advantages on exercise, and the "Unapproved Part" which is not so approved.

Options are generally exercisable between three and ten years from the date of grant at a subscription price which is not less than the market value of the ordinary shares at the date of grant. No discounted options have been granted. The vesting of options granted since July 2003 is conditional upon the achievement of certain performance conditions.

In 2005, a Special Award of stock appreciation rights was made under the rules of the Option Plan to certain selected executives. These stock appreciation rights will vest after between four and five years, provided that the performance criteria are met. Further details are set out in the Directors' Remuneration Report on pages 29 to 33.

Notes to the financial statements
continued

Details of grants made under the Option Plan are set out below:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year	Lapsed in the year	**Outstanding at 31 Dec 2005**
Dec 96	£0.69	Dec 97 to Dec 01	Dec 06	25,824,000	6,140,000	–	–	(837,000)	**5,303,000**
Jan 97	£0.78	Jan 98 to Jan 02	Jan 07	396,000	20,000	–	–	–	**20,000**
Apr 97	£0.71	Apr 98 to Apr 02	Apr 07	1,280,000	227,400	–	–	(19,200)	**208,200**
Aug 97	£0.96	Aug 98 to Aug 02	Aug 07	2,488,000	838,400	–	–	–	**838,400**
Nov 97	£1.29	Nov 98 to Nov 02	Nov 07	3,196,000	619,600	–	–	(168,000)	**451,600**
Dec 97	£1.70	Dec 98 to Dec 02	Dec 07	4,204,000	1,951,600	–	–	–	**1,951,600**
Feb 98	£2.74	Feb 99 to Feb 03	Feb 08	140,000	–	–	–	–	**–**
Feb 98	£2.74	Feb 99 to Feb 03	Feb 08	900,000	–	–	–	–	**–**
May 98	£4.76	May 99 to May 03	May 08	830,000	282,250	–	–	(36,000)	**246,250**
Aug 98	£6.60	Aug 99 to Aug 03	Aug 08	2,906,000	618,744	–	–	(9,088)	**609,656**
Nov 98	£7.49	Nov 99 to Nov 03	Nov 08	1,408,075	314,460	–	–	(25,000)	**289,460**
Dec 98	£7.88	Dec 99 to Dec 03	Dec 08	100,000	–	–	–	–	**–**
Mar 99	£11.30	Mar 00 to Mar 04	Mar 09	990,000	270,500	–	–	(22,500)	**248,000**
Apr 99	£10.93	Apr 00 to Apr 04	Apr 09	1,000,000	–	–	–	–	**–**
May 99	£12.25	May 00 to May 04	May 09	585,000	137,000	–	–	–	**137,000**
Aug 99	£12.74	Aug 00 to Aug 04	Aug 09	930,000	256,000	–	–	(40,000)	**216,000**
Nov 99	£21.00	Nov 00 to Nov 04	Nov 09	800,500	213,000	–	–	(12,000)	**201,000**
Dec 99	£24.39	Dec 00 to Dec 04	Dec 09	740,000	280,000	–	–	(15,000)	**265,000**
Feb 00	£36.18	Feb 01 to Feb 05	Feb 10	745,000	305,000	–	–	(102,500)	**202,500**
May 00	£22.61	May 01 to May 05	May 10	792,500	413,826	–	–	(17,500)	**396,326**
Jun 00	£26.66	Jun 01 to Jun 05	Jun 10	846,000	395,500	–	–	(57,500)	**338,000**
Aug 00	£19.16	Aug 01 to Aug 05	Aug 10	1,181,500	496,066	–	–	(46,566)	**449,500**
Aug 00	£17.73	Aug 01 to Aug 05	Aug 10	317,500	156,250	–	–	(56,250)	**100,000**
Nov 00	£19.48	Nov 01 to Nov 05	Nov 10	800,000	472,500	–	–	(17,500)	**455,000**
Dec 00	£15.18	Dec 01 to Dec 05	Dec 10	757,321	429,619	–	–	(51,228)	**378,391**
Feb 01	£13.37	Feb 02 to Feb 06	Feb 11	2,401,040	832,248	–	–	(85,971)	**746,277**
Feb 01	£20.06	Feb 02 to Feb 06	Feb 11	400,000	–	–	–	–	**–**
Feb 01	£26.74	Feb 02 to Feb 06	Feb 11	750,000	–	–	–	–	**–**
May 01	£8.44	May 02 to May 06	May 11	866,500	278,500	–	–	–	**278,500**
May 01	£12.66	May 02 to May 06	May 11	250,000	–	–	–	–	**–**
May 01	£16.87	May 02 to May 06	May 11	250,000	–	–	–	–	**–**
Jun 01	£7.10	Jun 02 to Jun 06	Jun 11	2,688,750	1,509,750	–	–	(164,750)	**1,345,000**
Aug 01	£3.22	Aug 02 to Aug 06	Aug 11	1,464,500	511,000	–	–	(26,500)	**484,500**
Nov 01	£1.72	Nov 02 to Nov 06	Nov 11	231,000	205,000	–	–	(20,000)	**185,000**
Dec 01	£1.56	Dec 02 to Dec 06	Dec 11	1,410,500	1,020,000	–	–	(61,500)	**958,500**
Feb 02	£0.41	Feb 03 to Feb 07	Feb 12	4,688,500	1,880,500	–	(593,457)	(16,000)	**1,271,043**
May 02	£0.45	May 03 to May 07	May 12	72,500	15,000	–	–	–	**15,000**
Jul 02	£0.48	Jul 03 to Jul 07	Jul 12	5,602,300	4,162,840	–	(458,300)	(99,800)	**3,604,740**
Aug 02	£0.50	Aug 03 to Aug 07	Aug 12	250,000	250,000	–	–	(250,000)	**–**
Oct 02	£0.32	Oct 03 to Oct 07	Oct 12	250,000	20,000	–	(20,000)	–	**–**
Nov 02	£0.44	Nov 03 to Nov 07	Nov 12	400,000	400,000	–	(400,000)	–	**–**
Mar 03	£0.41	Mar 04 to Mar 08	Mar 13	200,000	200,000	–	(200,000)	–	**–**
Apr 03	£0.46	Apr 04 to Apr 08	Apr 13	32,500	12,500	–	–	(2,500)	**10,000**
May 03	£0.47	May 04 to May 08	May 13	150,000	150,000	–	–	–	**150,000**
May 03	£0.49	May 04 to May 08	May 13	50,000	50,000	–	–	–	**50,000**
Jul 03	£0.77	Jul 06 to Jul 08	Jul 13	7,161,000	6,054,000	–	–	(905,000)	**5,149,000**
Oct 03	£1.01	Oct 06 to Oct 08	Oct 13	60,000	60,000	–	–	–	**60,000**
Feb 04	£1.13	Feb 07 to Feb 09	Feb 14	60,000	60,000	–	–	–	**60,000**
Apr 04	£0.84	Apr 07 to Apr 09	Apr 14	20,000	20,000	–	–	–	**20,000**
May 04	£0.77	May 07 to May 09	May 14	500,000	500,000	–	–	–	**500,000**
Jul 04	£0.42	Jul 07 to July 09	Jul 14	165,000	165,000	–	–	–	**165,000**
Aug 04	£0.38	Aug 07	Aug 14	6,392,500	6,313,800	–	–	(507,400)	**5,806,400**
Aug 04	£0.38	Aug 07 to Aug 09	Aug 14	800,000	800,000	–	–	–	**800,000**
Oct 04	£0.41	Oct 07 to Oct 09	Oct 14	1,210,000	1,210,000	–	–	–	**1,210,000**
Mar 05	£0.55	Mar 08 to Mar 10	Mar 15	770,000	–	770,000	–	–	**770,000**
Mar 05	£0.50	Mar 08 to Mar 10	Mar 15	35,000,000	–	35,000,000	–	–	**35,000,000**
Apr 05	£0.52	Apr 08 to Apr 10	Apr 15	167,500	–	167,500	–	–	**167,500**
Jun 05	£0.56	Jun 08 to Jun 10	Jun 15	35,000	–	35,000	–	–	**35,000**
Aug 05	£0.61	Aug 08 to Aug 10	Aug 15	3,129,750	–	3,129,750	–	–	**3,129,750**
Aug 05	£0.61	Aug 08 to Aug 10	Aug 15	3,153,000	–	3,153,000	–	–	**3,153,000**
Sep 05	£0.63	Sep 08 to Sep 10	Sep 15	2,000,000	–	2,000,000	–	–	**2,000,000**
Sep 05	£0.63	Sep 08 to Sep 10	Sep 15	50,000	–	50,000	–	–	**50,000**
Oct 05	£0.55	Oct 08 to Oct 10	Oct 15	200,000	–	200,000	–	–	**200,000**
				137,439,236	41,517,853	44,505,250	(1,671,757)	(3,672,253)	**80,679,093**

Weighted average exercise price of options					£0.63	£0.52	£0.44	£0.67	**£0.57**

In addition to options granted under the Option Plan, further options to subscribe for 160,000 ordinary shares have been granted to certain employees of the Company. At 31 December 2005, 64,000 options had been exercised, 48,000 had lapsed and 48,000 remained exercisable. The outstanding options at 31 December 2005 vested in three tranches of 16,000 shares with exercise prices of £14.86, £29.00 and £8.50.

COLT Savings-Related Share Option Scheme

The COLT Savings-Related Share Option Scheme (the "SAYE Scheme") was adopted on 17 June 1997 and operates for the benefit of all eligible employees. The SAYE Scheme allows for the grant of options in respect of ordinary shares linked to a building society or bank sharesave contract for a term of three years with monthly contributions from employees of an amount between £5 and £250 (or the local currency equivalent). Options can be exercised at the end of the three year period at a subscription price set at the beginning of the contract which, under Inland Revenue rules, cannot be less than 80% of the middle-market quotation of an ordinary share on the three days immediately prior to the date of grant. No performance conditions are attached to the Scheme.

Details of grants made under the SAYE Scheme are set out below:

Date of grant	Exercise price	Date of vesting	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year*	Lapsed in the year	**Outstanding at 31 Dec 05**
December 2001	1.615	March 2005	6,986,000	666,262	–	–	(592,225)	**74,037**
December 2002	0.40	March 2006	18,410,000	13,759,505	–	(329,497)	(2,177,024)	**11,252,984**
December 2003**	1.027	March 2008	58,323	58,323	–	–	(6,802)	**51,521**
December 2003	0.995	March 2007	1,560,919	924,847	–	(345)	(431,430)	**493,072**
December 2004**	0.43	March 2009	202,330	202,330	–	–	–	**202,330**
December 2004	0.465	March 2008	3,737,658	3,737,658	–	(4,613)	(514,733)	**3,218,312**
December 2005**	0.57	March 2010	240,816	–	240,816	–	–	**240,816**
December 2005	0.58	March 2009	3,757,943	–	3,757,943	–	–	**3,757,943**
			34,953,989	19,348,925	3,998,759	(334,455)	(3,722,214)	**19,291,015**
Weighted average price of options				£0.49	£0.58	£0.40	£0.67	**£0.47**

* All were early exercises
** Each option holder entered into a four year savings contract.

In March 2000, the Group established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Group's SAYE Scheme. The shares held in the QUEST are expected to be utilised in full to part satisfy the options granted in December 2002 under the SAYE Scheme. At 31 December 2005, no shares remained in the QUEST (2004: 138,435).

Notes to the financial statements
continued

Share option charge

As described in note 1, the cost of share-based employee compensation arrangements is recognised as an employee benefit expense in the income statement. This cost, which is expensed over the vesting period, is recognised only in respect of share-based payments granted after 7 November 2002.

For all grants made after 7 November 2002, with the exception of the Special Award which was made in 2005, the fair value has been calculated using the Black-Scholes model. The following assumptions were used in this model for share options granted during 2004 and 2005:

	Options granted during 2005	Options granted during 2004
Weighted average fair value	**£0.31**	£0.27
Weighted average exercise price	**£0.60**	£0.43
Weighted average share price at grant date	**£0.60**	£0.43
Weighted average volatility	**52%**	65%
Option life	**5 – 7 years**	5 – 7 years
Expected dividend yield	**0%**	0%
Risk free interest rate	**4.11% – 4.84%**	4.48% – 5.17%

Volatility is estimated at the date of each grant with reference to the historical volatility in the Group's share price over the previous two year period. In order for options to vest, participants must continue to be employed by the Group and the Group must meet certain non market-based performance conditions. The likelihood of these conditions being met is taken into account when the share option charge is calculated.

During 2005, 2,006,212 options were exercised. The average share price during the year was £0.56. Share options with exercise prices ranging from £0.32 to £36.18 were outstanding at the end of the year, with a weighted average remaining option life of five years.

The fair value for the grants made under the Special Award of stock appreciation rights in 2005 could not be calculated using the Black-Scholes model because the performance criteria include market conditions. Instead, the fair value was calculated using a closed form solution extension of the Black-Scholes model. This model includes assumptions in respect of the likelihood of the market-based performance conditions being met, together with volatility, option life, dividend yield and risk free interest rate assumptions which are consistent with those used in the Black-Scholes calculation for the other options granted during 2005.

COLT Deferred Bonus Plan

The COLT Deferred Bonus Plan (the "Deferred Bonus Plan") was adopted on 25 May 2000. Under the Deferred Bonus Plan, selected employees are invited to defer all or a proportion of their annual cash bonus. Shares are purchased on behalf of participating employees using the deferred portion of the annual cash bonus and held for three years. At the end of the three year holding period the Company matches every two purchased shares with one free share, subject to certain performance conditions being met.

Details of grants made under the Deferred Bonus Plan are set out below:

Date of grant	Date of vesting	Options granted	Outstanding at 31 Dec 2004	Granted in the year	Exercised in the year	Lapsed in the year	Outstanding at 31 Dec 05
Feb 04	Feb 07	156,519	148,984	–	–	(75,983)	**73,001**
Aug 04	Aug 07	250,000	250,000	–	–	–	**250,000**
Oct 04	Oct 07	50,000	50,000	–	–	–	**50,000**
Mar 05	Mar 08	66,678	–	66,678	–	(23,062)	**43,616**
		523,197	448,984	66,678	–	(99,045)	**416,617**

On 22 March 1999 an Employee Benefit Trust ("EBT") was established, and on 31 December 2005 it held 211,380 shares (2004: 211,380).

15 Trade and other payables

	At 31 December	
	2005 **£m**	2004 £m
Trade payables	**82.7**	86.1
Other payables	**9.9**	13.6
Taxation and social security	**14.5**	15.1
Accruals and deferred revenue	**251.7**	265.4
Accrued interest	**8.7**	11.7
Network infrastructure accruals	**7.7**	13.3
	375.2	405.2

16 Provisions

	Property £m	Severance £m	Total £m
At 1 January 2004	50.0	12.9	62.9
Amortisation of discount	1.5	–	1.5
Utilised in the year	(7.2)	(8.2)	(15.4)
Exchange difference	(0.1)	(0.2)	(0.3)
At 31 December 2004	44.2	4.5	48.7
Amortisation of discount	1.9	–	1.9
Utilised in the year	(9.1)	(4.4)	(13.5)
Exchange difference	(1.3)	(0.1)	(1.4)
At 31 December 2005	**35.7**	**–**	**35.7**

In 2001, the Group made provision against future rents, services, and reinstatement costs associated with Internet Service Centres being closed or "mothballed" and excess leased property. Such provisions will be utilised over the next 13 years and represent the net present value of the future estimated costs.

	At 31 December	
	2005 **£m**	2004 £m
Maturity profile of property provisions		
Within 1 year	**10.7**	10.1
Between 1 and 2 years	**3.8**	12.1
Between 2 and 5 years	**15.6**	10.8
Over 5 years	**5.6**	11.2
	35.7	44.2

Notes to the financial statements
continued

17 Cash flow reconciliations

a) Reconciliation of net operating loss to cash generated from operations

	Year ended 31 December	
	2005 **£m**	2004 £m
Loss for the year	**(335.9)**	(109.9)
Exchange differences	**0.3**	–
Interest payable and similar charges	**46.2**	66.8
Interest receivable	**(11.6)**	(21.0)
Profit on repurchase of debt	**(0.3)**	(0.2)
Depreciation and impairment	**474.7**	220.5
Share option charge	**2.7**	2.1
Movement in receivables	**2.0**	20.9
Movement in payables	**(8.1)**	(21.5)
Movement in provisions	**(13.5)**	(16.9)
Exchange differences	**(0.3)**	(0.2)
Net cash generated from operations	**156.2**	140.6

b) EBITDA reconciliation

	Year ended 31 December	
	2005 **£m**	2004 £m
Net cash generated from operations	**156.2**	140.6
Movement in receivables	**(2.0)**	(20.9)
Movement in payables	**8.1**	21.5
Movement in provisions	**13.5**	16.9
Exchange differences	**0.3**	0.2
Share option charge	**(2.7)**	(2.1)
EBITDA	**173.4**	156.2

EBITDA is earnings before net interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt.

c) Free cash flow reconciliation

	Year ended 31 December	
	2005 **£m**	2004 £m
EBITDA	**173.4**	156.2
Movement in receivables	**2.0**	20.9
Movement in payables	**(8.1)**	(21.5)
Movement in provisions	**(13.5)**	(16.9)
Exchange differences	**(0.3)**	(0.2)
Share option charge	**2.7**	2.1
Interest paid	**(35.5)**	(45.9)
Interest received	**11.2**	20.5
Net cash used in investing activities	**(124.9)**	(124.7)
Free cash inflow (outflow)	**7.0**	(9.5)

Free cash flow is net cash generated from operations less net cash used in investing activities and net interest paid.

18 Analysis of net debt

	At 31 December 2004 £m	Cash flow £m	Exchange gain (loss) £m	Accretion and amortisation of finance costs on debt £m	Gain on purchase of debt £m	At 31 December 2005 **£m**
Cash and cash equivalents	452.7	(220.0)	(7.4)	–	–	**225.3**
Loan finance	–	(10.3)	–	–	–	**(10.3)**
Convertible debt	(382.3)	157.4	12.5	(11.9)	0.3	**(224.0)**
Non-convertible debt	(445.1)	80.9	12.4	–	–	**(351.8)**
Total net debt	(374.7)	8.0	17.5	(11.9)	0.3	**(360.8)**

Analysed in the Balance Sheet:

Cash and cash equivalents	452.7					**225.3**
Current liabilities	(81.7)					**(10.3)**
Non-current liabilities	(745.7)					**(575.8)**
Total net debt	(374.7)					**(360.8)**

19 Capital and other financial commitments

	At 31 December 2005 **£m**	2004 £m
Contracts placed for future plant and equipment capital expenditure not provided for in the financial statements	**22.5**	23.9

20 Operating lease commitments

Total commitments by period under non-cancellable operating leases:

		At 31 December 2005		
	Total	Less than 1 year	Between 2 and 5 years	More than 5 years
Property leases	**268.2**	**33.3**	**99.8**	**135.1**
Other	**5.4**	**2.0**	**3.2**	**0.2**
	273.6	**35.3**	**103.0**	**135.3**

		At 31 December 2004		
	Total	Less than 1 year	Between 2 and 5 years	More than 5 years
Property leases	265.6	35.6	87.5	142.5
Other	6.1	2.5	3.3	0.3
	271.7	38.1	90.8	142.8

The Group leases offices and warehouses under non-cancellable operating agreements. The leases have various terms and renewal rights.

Notes to the financial statements
continued

21 Financial instruments

Treasury policy

The Group operates a centralised treasury function, the prime objective of which is to optimise the return on the Group's cash balances and to manage the working capital requirements of the Group. In addition to liquidity risks, the Group's principal financial risk exposures arise from volatility in foreign currency exchange rates and interest rates. The Board reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity risk

The Group has financed its operations through a mixture of issued share capital and long-term debt. The proceeds from these issues are invested in AAA rated funds or placed on short-term cash deposit prior to being invested in the Group's operating companies to fund their operations.

Other than as discussed below, the Group does not use, and has no current intention to use, any other derivative financial instruments.

Foreign currency risk

The Group is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Group's strategy has been to raise its debt financing in Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company's expenditure in those currencies. At 31 December 2005, no such contracts were outstanding.

Interest rate risk

The Company has reduced the uncertainty associated with fluctuating interest rates by raising debt at fixed interest rates. As interest is earned on cash deposits at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk

Financial assets which potentially subject the Company to concentration of credit risk consist principally of accounts receivable and cash. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers in different countries and in different industries. Risks associated with the Group's cash are mitigated by the fact that these amounts are placed with high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Numerical financial instruments disclosures are set out below.

Interest rate and currency profile of borrowings

| | At 31 December 2005 | | |
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities £m
Currency:			
Non-convertible debt			
Euro	**7.6**	**3**	**351.8**
Convertible debt			
Euro	**5.8**	**1**	**224.0**

| | At 31 December 2004 | | |
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Total financial liabilities £m
Currency:			
Non-convertible debt			
Sterling	10.1	3	38.2
Euro	7.8	4	406.9
Total	8.0	4	445.1
Convertible debt			
Euro	5.2	2	382.3

All non-current borrowings are at fixed rates of interest. In addition, the Group's provision of £35.7 million (2004: £44.2 million) for vacant leasehold properties (see note 16) is considered to be at floating rate. This is on the basis that when establishing the provision the cash flows have been discounted and the discount rate is subsequently re-appraised to ensure it reflects the current market assessment.

In addition, the Group has £10.3m (2004: £nil) of Euro denominated loan finance which is repayable in less than one year and on which interest is payable at a rate of 3.1%.

Notes to the financial statements
continued

Maturity profile of non-current borrowings

	At 31 December	
	2005 **£m**	2004 £m
In more than one year but not more than two years	**224.0**	135.2
In more than two years but not more than five years	**351.8**	610.5
	575.8	745.7

Currency profile of cash and cash equivalents

	At 31 December	
	2005 **£m**	2004 £m
Currency:		
Sterling	**144.1**	208.3
Euro	**76.2**	236.9
US Dollar	**1.4**	1.5
Other	**3.6**	6.0
Total	**225.3**	452.7

The Group's cash and cash equivalents as at 31 December 2005 are floating rate assets bearing interest at market rates.

Hedge of net investment in foreign entity

The Group has Euro denominated borrowings which it has designated as a hedge of the net investments in Euro denominated subsidiaries. The foreign exchange gain of £26.6 million (2004: loss of £3.7 million) on translation of borrowings into Sterling has been recognised in exchange reserves.

Fair value of non-current borrowings

	Book value At 31 December		Fair value At 31 December	
	2005 **£m**	2004 £m	**2005** **£m**	2004 £m
Euro convertible notes (i)	**224.0**	382.3	**223.6**	375.8
Euro non-convertible notes (i)	**351.8**	406.9	**353.2**	405.9
Sterling notes (i)	**–**	38.2	**–**	38.2

(i) The fair values of the Company's notes have been estimated on the basis of market prices.

Convertible notes

1998 Convertible notes

In August 1998, COLT issued Deutschmark denominated convertible notes in the initial principal amount of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.2 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The accreted principal amount was that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. During 2004, DM32.0 million (2003: DM3.3 million) aggregate initial principal amount of the notes was purchased. On 19 October 2004 all of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £95.3 million.

March 1999 Convertible notes

In March 1999, COLT issued Euro denominated convertible notes in the initial principal amount of €295.0 million. A total of £199.6 million was raised before issuance costs of £5.1 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. On 21 October 2005 all the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £132.5 million.

December 1999 Convertible notes

In December 1999, COLT issued Euro denominated convertible notes in the initial principal amount of €368.0 million. A total of £230.4 million was raised before issuance costs of £9.3 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. However, on 19 October 2004, all of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £228.3 million.

April 2000 Convertible notes

In April 2000, COLT issued Euro denominated convertible notes in the initial principal amount of €402.5 million. A total of £245.7 million was raised before issuance costs of £5.6 million. These costs were deducted from the principal amount of the 2000 Convertible Notes and were charged to the income statement over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £50.076 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £42.3593 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. At 31 December 2005, 3,775,000 ordinary shares are reserved for issuance upon conversion of the notes (2004: 4,195,217). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. During July and August 2005 some of the outstanding notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of £24.7 million.

Notes to the financial statements
continued

Non-convertible notes

November 1997 Non-convertible notes
In November 1997, COLT issued Sterling and Deutschmark denominated non-convertible notes with aggregate principal amounts at maturity of £50.0 million and DM150.0 million, respectively. A total of £100.7 million was raised before issuance costs of £3.3 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The Sterling notes bore interest at the rate of 10.125% per annum and the Deutschmark notes bore interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. On 21 January 2005, all of the outstanding notes were redeemed early at the principal amount of the notes of £80.9 million, plus accrued coupon interest of £1.1 million.

July 1998 Non-convertible notes
In July 1998, COLT issued Deutschmark denominated non-convertible notes with aggregate principal amount at maturity of DM600.0 million. A total of £204.3 million was raised before issuance costs of £5.9 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999 and mature on 28 July 2008. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. On 31 December 2001, the notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per €1.00.

December 1999 Non-convertible notes
In December 1999, COLT issued Euro denominated non-convertible notes with aggregate principal amount at maturity of €320.0 million. A total of £200.3 million was raised before issuance costs of £4.8 million. These costs were deducted from the principal amount of the notes and were charged to the income statement over five years. The notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000 and mature on 15 December 2009. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007.

22 Pension arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the income statement on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2005 was £11.9 million (2004: £9.7 million). At 31 December 2005, there were no amounts outstanding in relation to pension schemes (2004: nil).

In addition, certain of the Group's employees are members of a number of industry-wide defined benefit pension schemes for which information is not available on an individual basis or which are wholly immaterial to the Group as a whole. These schemes have been accounted for as defined contribution schemes.

23 Transactions with related entities

Pursuant to a contract with the Group, certain Fidelity Management & Research Corp. ("FMR Corp.") and Fidelity International Limited (FIL) employees provide consulting and other services to the Group at agreed rates. The fees for these services for the year ended 31 December 2005 were approximately £0.6 million (2004: £1.9 million) for FMR Corp. employees and £1.4 million (2004: £1.1 million) for FIL employees. At 31 December 2005, there were payable balances outstanding to FMR Corp. and FIL of £0.1 million (2004: £1.6 million), and £1.0 million (2004: £0.4 million) respectively.

An amount of £1.0 million was billed during 2005 to FIL for voice, data and eBusiness services (2004: £2.9 million). At 31 December 2005 there were balances outstanding from FIL of £0.6 million (2004: £0.6 million).

An amount of £2.3 million was billed during 2005 by TerraNua, a 100% owned subsidiary of FMR Corp., for IT consultancy services and IT development (2004: £2.9 million). At 31 December 2005 a balance of £0.3 million was due to TerraNua (2004: £nil).

During the year an amount of £1.7 million was paid to Fidelity Business Services India Private Limited for the purchase of leasehold property improvements.

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of Fidelity Investments Management Limited, which is a wholly owned subsidiary of FIL. The fees for this service for the year ended 31 December 2005 were £0.1 million (2004: £0.1 million) and £0.1 million (2004: £nil) was outstanding at 31 December 2005.

Notes to the financial statements
continued

24 Company balance sheet – Prepared under UK GAAP

| | | At 31 December | |
| | | **2005** | 2004 Restated* |
	Notes	**£m**	£m
ASSETS			
Fixed assets			
Tangible fixed assets	d	**20.4**	25.0
Investments	e	**814.4**	1,530.4
Total fixed assets		**834.8**	1,555.4
Current assets			
Prepaid expenses and other debtors	f	**6.0**	3.5
Cash in hand and at bank		**2.5**	0.1
Investments in liquid resources		**143.7**	204.1
Total current assets		**152.2**	207.7
Total assets		**987.0**	1,763.1
EQUITY			
Capital and reserves			
Share capital (note 14)		**2,355.7**	2,354.4
Merger reserve (note 14)		**27.4**	27.4
Shares to be issued reserve	g	**6.4**	4.0
Profit and loss account	g	**(1,996.8)**	(1,483.7)
Total equity		**392.7**	902.1
LIABILITIES			
Creditors – Amounts falling due after more than one year			
Convertible debt (note 21)		**224.0**	382.3
Non-convertible debt (note 21)		**351.8**	363.4
Provisions		**–**	4.7
Total non-current liabilities		**575.8**	750.4
Creditors – Amounts falling due within one year			
Non-convertible debt (note 21)		**–**	81.7
Other	h	**18.5**	28.9
Total current liabilities		**18.5**	110.6
Total liabilities		**594.3**	861.0
Total equity and liabilities		**987.0**	1,763.1

* Restated as a result of the adoption of FRS 20, see note a).

Approved by the Board of Directors on 22 February 2006 and signed on its behalf by



Tony Bates, Chief Administrative and Financial Officer

NOTES TO THE COMPANY BALANCE SHEET

a) Accounting policies

The Company's financial statements have been prepared under UK GAAP. The accounting policies, where relevant to the Company, are consistent with those of the consolidated Group as set out on pages 39 to 41.

The Company's investments in subsidiaries are stated at cost less provision for impairment.

The Company has adopted FRS 20 "Share-based payment" during 2005. Applying FRS 20 has resulted in a profit and loss account charge for share-based payments granted after 7 November 2002 that had not vested by 1 January 2005. The 2004 comparatives have been restated to comply with FRS 20. The accounting policy is identical to that applied by the consolidated Group as set out on page 41 with the exception that shares issued by the Company to employees of its subsidiaries for which no consideration is received are treated as an increase in the Company's investment in those subsidiaries. A prior year adjustment has been made in respect of this change in accounting policy, the impact of which is to reduce the profit for the year by £0.2 million (2004: £0.1 million) and increase net assets by £6.3 million (2004: £3.8 million, 2003: £1.9 million).

Additionally, the Company adopted FRS 25 "Financial Instruments: Disclosure and Presentation" and FRS 26 "Financial Instruments: Measurement" effective 1 January 2005. These standards had the following effects:

- Retranslation differences on the Company's foreign currency denominated inter company accounts and its foreign currency denominated debt can no longer be taken to reserves and instead must be recognised in the income statement.
- Investments which under SSAP 20 "Foreign Currency Translation" were treated as foreign currency denominated and were retranslated at each year end with exchange differences posted to reserves are now carried at cost less impairment at 1 January 2005 and are not retranslated.

b) Profit and loss account

As permitted by Section 230 of the Companies Act of 1985, the Company's profit and loss account has not been included in these financial statements. The Company's loss for the year was £513.1 million (2004: profit of £29.8 million).

During the year, the Company paid the following for services provided by its external auditors: statutory audit services £364,000 (2004: £230,000), other assurance services £272,000 (2004: £198,000), tax compliances services £1,000 (2004: £13,000), tax advisory services £11,000 (2004: £110,000) and other services £1,000 (2004: £nil).

c) Employees

	Year ended 31 December	
	2005	2004
	£m	£m
Employee costs:		
Wages and salaries	**4.3**	5.7
Share option charge	**0.2**	0.1
Social security costs	**0.6**	0.4
Other pension costs	**0.5**	0.3
	5.6	6.5

The average monthly number of employees, all of whom were employed in administration, was 35 (2004: 31).

Notes to the financial statements
continued

d) Tangible fixed assets

	Computers, equipment, fixtures, fittings and vehicles £m
Cost	
At 31 December 2004	62.7
Additions	15.2
Disposals	(1.1)
At 31 December 2005	**76.8**
Accumulated depreciation	
At 31 December 2004	37.7
Charge for the year	11.5
Impairment (note 7)	8.3
Disposals	(1.1)
At 31 December 2005	**56.4**
Net book value	
At 31 December 2004	25.0
At 31 December 2005	**20.4**

e) Investments

	£m
At 31 December 2004 as reported	1,526.6
Prior year adjustment (note a)	3.8
At 31 December 2004 as restated	1,530.4
Additions	80.4
Shares to be issued to employees of subsidiary undertakings	2.5
Disposals	(67.6)
Impairment	(559.7)
Movement in long-term loans to subsidiaries	(145.6)
Exchange difference	(26.0)
At 31 December 2005	**814.4**

As described in note 7, during 2005 the Group performed an impairment review of its fixed asset base. The impairment review identified that the recoverable amount of the Company's investment in subsidiaries was less than their carrying amount and it was therefore necessary to book an impairment charge of £559.7 million against the Company's investment in subsidiaries.

f) Prepaid expenses and other debtors

	At 31 December	
	2005 £m	2004 £m
Prepayments	**1.6**	1.5
Other receivables	**4.4**	2.0
	6.0	3.5

g) Movements in reserves

	Year ended 31 December **2005** **£m**	2004 £m
Shares to be issued reserve		
At the beginning of the year as reported		–
Prior year adjustment (note a)		1.9
At the beginning of the year as restated	4.0	1.9
Shares to be issued to employees of the Company	0.2	0.1
Shares to be issued to employees of subsidiary undertakings	2.5	2.0
Transfer to share premium reserve on exercise of share options	(0.3)	–
At the end of the year	**6.4**	**4.0**

	Year ended 31 December **2005** **£m**	2004 £m
Profit and loss account		
At the beginning of the year as reported		(1,518.4)
Prior year adjustment (note a)		(0.1)
At the beginning of the year as restated	(1,483.7)	(1,518.5)
Profit (loss) for the year	(513.1)	29.8
Exchange differences (including £3.7 million loss on net foreign currency borrowings in 2004)	–	5.0
At the end of the year	**(1,996.8)**	**(1,483.7)**

h) Trade and other payables

	At 31 December **2005** **£m**	2004 £m
Accrued expenses	**18.5**	28.9

Notes to the financial statements
continued

25 Subsidiary undertakings

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private company operating in its country of incorporation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements. The financial year end of all subsidiary undertakings is 31 December with the exception of COLT Technology Services India Private Limited which is 31 March.

Name	Country of incorporation	Principal activities
COLT Telecommunications (unlimited company)	UK	Telecommunications and internet services provider
COLT Telecom GmbH	Germany	Telecommunications and internet services provider
COLT Télécommunications France SAS	France	Telecommunications and internet services provider
COLT Telecom AG	Switzerland	Telecommunications and internet services provider
COLT Telecom SpA	Italy	Telecommunications and internet services provider
COLT Telecom España SA	Spain	Telecommunications and internet services provider
COLT Telecom BV	Netherlands	Telecommunications and internet services provider
COLT Telecom SA	Belgium	Telecommunications and internet services provider
COLT Telecom Austria GmbH	Austria	Telecommunications and internet services provider
COLT Telecom AB	Sweden	Telecommunications services provider
COLT Internet US Corp.	USA	Intra Group internet services provider
COLT Telecom US Corp.	USA	Intra Group telecommunications services provider
COLT Telecom A/S	Denmark	Telecommunications and internet services provider
COLT Telecom A.S.	Norway	Telecommunications and internet services provider
COLT Telecom – Serviços de Telecomunicações, Unipessoal Lda	Portugal	Telecommunications and internet services provider
COLT Telecom Ireland Limited	Ireland	Telecommunications and internet services provider
COLT Telecom Finland OY	Finland	Telecommunications and internet services provider
COLT Technology Services India Private Limited	India	Intra Group support services

26 Post balance sheet events

On 23 February 2006, COLT intends to announce a substantial programme to strengthen the foundations of its corporate structure with its intention to raise £300 million of new equity, move its domicile to mainland Europe and cancel its US registration and NASDAQ listing.

27 Reconciliation of income statement and balance sheet under UK GAAP to IFRS

The Group reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The analysis below shows a reconciliation of the income statement and balance sheet as reported under UK GAAP for the year ended and as at 31 December 2004 to IFRS as reported in these financial statements. In addition, there is a reconciliation of the balance sheet under UK GAAP to IFRS at 1 January 2004 being the transition date for the Company.

A reconciliation and explanation of the differences between the consolidated income statements for the year ended 31 December 2004 is shown below:

| | Year ended 31 December 2004 | | |
	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Revenue (i)	1,214.0	4.6	1,218.6
Cost of sales			
Interconnect and network	(813.7)	–	(813.7)
Network depreciation	(192.0)	–	(192.0)
	(1,005.7)	–	(1,005.7)
Gross profit	208.3	4.6	212.9
Operating expenses			
Selling, general and administrative (ii)	(246.6)	(2.1)	(248.7)
Other depreciation and amortisation (iii)	(30.5)	2.0	(28.5)
	(277.1)	(0.1)	(277.2)
Operating loss	(68.8)	4.5	(64.3)
Other income (expense)			
Interest receivable	21.0	–	21.0
Interest payable and similar charges	(66.8)	–	(66.8)
Profit on repurchase of debt	0.2	–	0.2
	(45.6)	–	(45.6)
Loss on ordinary activities before taxation	(114.4)	4.5	(109.9)
Taxation	–	–	–
Loss for period	(114.4)	4.5	(109.9)
Basic and diluted loss per share	£(0.08)	£0.01	£(0.07)

(i) Installation fees revenue recognition – Under IFRS, all installation fees are taken to the income statement over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii) Share option schemes – Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share-based payment" the Group is required to charge the income statement with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii) Goodwill – Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. The difference represents the reversal of the 2004 goodwill amortisation.

Notes to the financial statements
continued

A reconciliation and explanation of the differences between the consolidated balance sheets as at 1 January 2004 (the date of transition to IFRS) and 31 December 2004 is shown below:

	At 1 January 2004			At 31 December 2004		
	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
ASSETS						
Non-current assets						
Intangible assets (i) (iii)	9.5	57.8	67.3	7.3	58.5	65.8
Property, plant and equipment (i)	1,344.3	(57.8)	1,286.5	1,253.5	(56.5)	1,197.0
Total non-current assets	1,353.8	–	1,353.8	1,260.8	2.0	1,262.8
Current assets						
Trade receivables	199.8	–	199.8	199.1	–	199.1
Prepaid expenses and other debtors (v)	66.8	1.0	67.8	48.1	0.4	48.5
Cash and cash equivalents	802.4	–	802.4	452.7	–	452.7
Total current assets	1,069.0	1.0	1,070.0	699.9	0.4	700.3
Total assets	2,422.8	1.0	2,423.8	1,960.7	2.4	1,963.1
EQUITY						
Capital and reserves						
Share capital	2,353.8	–	2,353.8	2,354.4	–	2,354.4
Other reserves (vii)	27.4	2.9	30.3	27.4	3.6	31.0
Retained earnings (vi)	(1,518.5)	(75.2)	(1,593.7)	(1,633.7)	(69.9)	(1,703.6)
Total equity	862.7	(72.3)	790.4	748.1	(66.3)	681.8
LIABILITIES						
Non-current liabilities						
Convertible debt	700.1	–	700.1	382.3	–	382.3
Non-convertible debt	444.4	–	444.4	363.4	–	363.4
Provisions for liabilities and charges	62.9	–	62.9	48.7	–	48.7
Total non-current liabilities	1,207.4	–	1,207.4	794.4	–	794.4
Current liabilities						
Non-convertible debt	–	–	–	81.7	–	81.7
Trade and other payables (iv)	352.7	73.3	426.0	336.5	68.7	405.2
Total current liabilities	352.7	73.3	426.0	418.2	68.7	486.9
Total liabilities	1,560.1	73.3	1,633.4	1,212.6	68.7	1,281.3
Total equity and liabilities	2,422.8	1.0	2,423.8	1,960.7	2.4	1,963.1

(i) Software assets – IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii) Share option schemes – Under IFRS 2 "Share-based payment" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vi) and (vii) below).

(iii) Goodwill – Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation.

(iv) Installation fees revenue recognition – Under IFRS all installation fees are taken to the income statement over the expected length of the customer relationship period. This results in an increase in deferred revenue within creditors.

(v) Warrants fair value – Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet within other debtors at their fair value. The movement in the value of the warrants is recorded as a movement in reserves.

(vi) Adjustment to retained earnings – The impact of the adjustments on retained earnings is as follows:

	At 1 January 2004 £m	At 31 December 2004 £m
Share option scheme (note ii)	(1.9)	(4.0)
Retranslation reserve disclosed within other reserves under IFRS	–	0.8
Goodwill (note iii)	–	2.0
Installation fees revenue recognition (note iv)	(73.3)	(68.7)
	(75.2)	(69.9)

(vii) Adjustment to other reserves – The impact of the adjustments on other reserves is as follows:

	At 1 January 2004 £m	At 31 December 2004 £m
Share option scheme (note ii)	1.9	4.0
Retranslation reserve disclosed within other reserves under IFRS	–	(0.8)
Warrants fair value (note v)	1.0	0.4
	2.9	3.6

2005 Quarterly Group financial results (unaudited)

Group income statement (before exceptional items)

	Q1 £m	Q2 £m	Q3 £m	Q4 £m	Total £m
Revenue	307.1	316.7	311.8	309.9	**1,245.5**
Cost of sales					
Interconnect and network	(202.6)	(210.2)	(204.0)	(197.4)	**(814.2)**
Network depreciation	(49.2)	(48.3)	(47.9)	(49.8)	**(195.2)**
	(251.8)	(258.5)	(251.9)	(247.2)	**(1,009.4)**
Gross profit	55.3	58.2	59.9	62.7	**236.1**
Operating expenses					
Selling, general and administrative	(67.4)	(65.7)	(61.9)	(62.9)	**(257.9)**
Other depreciation and amortisation	(7.3)	(8.1)	(7.7)	(9.2)	**(32.3)**
	(74.7)	(73.8)	(69.6)	(72.1)	**(290.2)**
Operating loss	(19.4)	(15.6)	(9.7)	(9.4)	**(54.1)**
Other income (expense)					
Interest receivable	3.2	3.0	2.9	2.5	**11.6**
Interest payable and similar charges	(12.3)	(11.8)	(11.7)	(10.4)	**(46.2)**
Profit on repurchase of debt	–	–	–	0.3	**0.3**
Exchange gain (loss)	0.1	–	(0.3)	(0.1)	**(0.3)**
	(9.0)	(8.8)	(9.1)	(7.7)	**(34.6)**
Loss on ordinary activities before taxation	(28.4)	(24.4)	(18.8)	(17.1)	**(88.7)**
Taxation	–	–	–	–	**–**
Loss for the year	(28.4)	(24.4)	(18.8)	(17.1)	**(88.7)**
Basic and diluted loss per share	£(0.02)	£(0.02)	£(0.01)	£(0.01)	**£(0.06)**

Other data:

	Q1 £m	Q2 £m	Q3 £m	Q4 £m	Total £m
Revenue growth					
Compared to equivalent period of prior year	1%	5%	2%	1%	**2%**
Compared to prior period	0%	3%	-2%	-1%	**2%**
Gross profit margin before depreciation	34%	34%	35%	36%	**35%**
EBITDA (£m) (i)	37.1	40.8	45.9	49.6	**173.4**
EBITDA margin	12%	13%	15%	16%	**14%**

(i) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt.

2005 Operating statistics (unaudited)

	Q1	Q2	Q3	Q4
Directly connected customers (at end of quarter)				
Germany	7,685	7,678	7,749	7,741
Strategic Markets	8,671	8,869	8,872	9,295
UK	2,799	2,892	2,836	2,850
France	3,070	3,033	2,990	2,935
	22,225	**22,472**	**22,447**	**22,821**
Directly connected customers (at end of quarter)				
Corporate	20,982	21,251	21,208	21,615
Wholesale	1,243	1,221	1,239	1,206
	22,225	**22,472**	**22,447**	**22,821**
Switched minutes (million) (for quarter)				
Germany	3,580	3,484	3,377	3,773
Strategic Markets	1,350	1,445	1,448	1,508
UK	990	1,040	991	1,036
France	953	1,017	967	1,041
	6,873	**6,986**	**6,783**	**7,358**
Private wire VGEs (000) (at end of quarter)				
Germany	12,624	12,883	13,860	13,920
Strategic Markets	11,260	11,347	12,184	13,543
UK	10,552	11,326	12,257	13,607
France	4,410	4,790	5,248	5,829
	38,846	**40,346**	**43,549**	**46,899**
Headcount (at end of quarter)				
Germany	991	990	921	899
Strategic Markets	1,074	1,063	1,040	1,028
UK	1,148	1,071	1,065	1,015
France	413	402	396	384
India	272	384	455	545
	3,898	**3,910**	**3,877**	**3,871**

Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. VGEs are the comparable number of voice circuits, of 64 kilobytes per second, each approximately equivalent in capacity to the non-switched circuit being measured. Headcount comprises active employees excluding temporary and contract workers.

Certain comparative figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

Five year summary

Group income statement (after exceptional items)

	2001 UK GAAP £m	2002 UK GAAP £m	2003 UK GAAP £m	2004 IFRS £m	2005 IFRS £m
			Year ended 31 December		
Revenue	905.7	1,027.3	1,166.3	1,218.6	**1,245.5**
Cost of sales					
Interconnect and network	(704.9)	(732.1)	(766.9)	(813.7)	**(814.2)**
Network depreciation	(236.8)	(719.9)	(204.4)	(192.0)	**(424.9)**
	(941.7)	(1,452.0)	(971.3)	(1,005.7)	**(1,239.1)**
Gross profit (loss)	(36.0)	(424.7)	195.0	212.9	**6.4**
Operating expenses					
Selling, general and administrative	(264.9)	(261.0)	(233.5)	(248.7)	**(257.9)**
Other depreciation and amortisation	(59.0)	(92.9)	(38.5)	(28.5)	**(49.8)**
	(323.9)	(353.9)	(272.0)	(277.2)	**(307.7)**
Operating loss	(359.9)	(778.6)	(77.0)	(64.3)	**(301.3)**
Other income (expense)					
Interest receivable	60.7	38.1	26.7	21.0	**11.6**
Interest payable and similar charges	(112.0)	(96.3)	(88.3)	(66.8)	**(46.2)**
Profit on repurchase of debt	58.8	101.7	7.6	0.2	**0.3**
Amounts written off investment in own shares	(2.8)	(0.4)	–	–	**–**
Exchange gain (loss)	(5.2)	17.2	6.4	–	**(0.3)**
	(0.5)	60.3	(47.6)	(45.6)	**(34.6)**
Loss on ordinary activities before taxation	(360.4)	(718.3)	(124.6)	(109.9)	**(335.9)**
Taxation	–	–	–	–	**–**
Loss for the year	(360.4)	(718.3)	(124.6)	(109.9)	**(335.9)**
Basic and diluted loss per share	£(0.48)	£(0.48)	£(0.08)	£(0.07)	**£(0.22)**
Operating loss after exceptional items	(359.9)	(778.6)	(77.0)	(64.3)	**(301.3)**
Exceptional items:					
Interconnect and network	62.3	18.4	–	–	**–**
Network depreciation	73.4	508.0	–	–	**229.7**
Selling, general and administrative	27.8	18.9	(2.5)	–	**–**
Other depreciation and amortisation	12.0	43.0	–	–	**17.5**
Operating loss before exceptional items	(184.4)	(190.3)	(79.5)	(64.3)	**(54.1)**
EBITDA (i)	24.6	71.5	163.4	156.2	**173.4**

(i) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt.

Group balance sheet

	2001 UK GAAP £m	2002 UK GAAP £m	At 31 December 2003 UK GAAP £m	2004 IFRS £m	**2005** **IFRS** **£m**
Fixed assets	1,816.1	1,389.6	1,353.7	1,262.8	**873.1**
Current assets	1,611.7	1,199.3	1,069.1	700.3	**463.8**
Total assets	3,427.8	2,588.9	2,422.8	1,963.1	**1,336.9**
Equity shareholders' funds	1,624.4	955.0	862.7	681.8	**339.9**
Creditors	1,742.0	1,546.5	1,497.3	1,232.6	**961.3**
Provisions for liabilities and charges	61.4	87.4	62.8	48.7	**35.7**
Total liabilities, capital and reserves	3,427.8	2,588.9	2,422.8	1,963.1	**1,336.9**

Operating statistics (unaudited)

	2001	2002	2003	2004	**2005**
Customers (at end of year)	11,386	15,523	19,565	21,723	**22,821**
Switched minutes (million) (for year)	20,248	20,040	21,897	25,307	**28,000**
Private wire VGEs (000) (at end of year)	15,312	20,423	26,613	36,364	**46,899**
Headcount (at end of year)	5,345	4,684	3,866	3,869	**3,871**

2004 figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

Investor information

Listings and American Depositary Receipts
Ordinary shares of COLT Telecom Group plc are listed on the London
Stock Exchange. In the US, the Company's shares are traded in the
form of American Depositary Shares (ADSs) evidenced by American
Depositary Receipts (ADRs) which are listed on NASDAQ under the
symbol 'COLT'. Each ADR represents four ordinary shares.
The authorised depositary bank for COLT's ADR programme is
The Bank of New York, ADR Division,
101 Barclay Street, New York, NY 10286
+1 212 815 3700 or US callers + 1 888 269 2377

Reports to ADR Holders
ADR holders receive the annual reports issued to ordinary
shareholders. COLT Telecom Group plc will file with the Securities and
Exchange Commission in the United States its annual report on Form
20-F and other information as required. A copy of the Form 20-F may
be obtained by writing to:
Investor Relations, COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN

Solicitors
Slaughter and May,
One Bunhill Row,
London EC1Y 8YY

Registrars
Lloyds TSB Registrars,
The Causeway,
Worthing,
West Sussex BN99 6DA
Telephone: +44 1903 502541

Annual General Meeting
The 2006 Annual General Meeting of COLT Telecom Group plc will
be held at 11.00 am on 27 April 2006 at:
The London Capital Club, 15 Abchurch Lane, London EC4N 7BW

Further Information contact
Head of Investor Relations
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone: +44 20 7390 3681
Facsimile: +44 20 7390 3701

Registered Number
COLT Telecom Group plc
Registered in England No. 3232904

designed by www.randallwilkinson.co.uk   printed by royle corporate print

COLT's European offices

Austria
www.colt.at

Vienna
COLT Telecom Austria GmbH
Kärntner Ring 12
1010 Vienna
MD Austria: Alfred Pufitsch
Tel: +43 1 20 500 0
Fax: +43 1 20 500 199

Belgium
www.colt-telecom.be

Brussels
COLT Telecom NV/SA
Zweefvliegtuigstraat 10
Rue du Planeur 10
B – 1130 Brussels
MD Belgium: Henri van der Vaeren
Tel: +32 2 790 16 16
Fax: +32 2 790 16 00

Denmark
www.colt-telecom.dk

Copenhagen
COLT Telecom A/S
Borgmester Christiansens Gade 55
2450 Copenhagen SV
MD Denmark: Morten Jaeger
Tel: +45 70 21 23 30
Fax: +45 70 21 23 31

France
www.colt-telecom.fr

Paris
COLT Télécommunications
France SAS
25 Rue de Chazelles
BP 300098
75489 Paris Cedex 17
MD France: Richard Blaustein
Tel: +33 1 70 99 55 00
Fax: +33 1 70 99 56 06

Germany
www.colt.de

Frankfurt
COLT Telecom GmbH
Central Business Services
Herriotstraße 4
60528 Frankfurt
Tel: +49 69 56606 0
Fax: +49 69 56606 1000

Italy
www.colt-telecom.it

Milan
COLT Telecom SpA
Viale E. Jenner 56
20159 Milan
MD Italy: Achille De Tommaso
Tel: +39 02 30 333 1
Fax: +39 02 30 333 700

Netherlands
www.colt-telecom.nl

Amsterdam
COLT Telecom BV
Van der Madeweg 12-14a
Postbus 94014
1090 GA Amsterdam
MD Netherlands: Henri van der Vaeren
Tel: +31 20 888 2020
Fax: +31 20 888 2010

Portugal
www.colt-telecom.pt

Lisbon
COLT Telecom Serviços de
Telecomunicações
Unipessoal Lda
Estrada da Outurela 118
Edificio B
2790-114 Carnaxide
MD Portugal: Adelino Santos
Tel: +351 21 120 00 00
Fax: +351 21 120 00 09

Republic of Ireland
www.colt-telecom.ie

Dublin
COLT Telecom Ireland Limited
15-16 Docklands Innovation Park
East Wall Road
Dublin 3
Ireland
MD Ireland: Gary Keogh
Tel: +353 1436 5900
Fax: +353 1436 5901

Spain
www.colt-telecom.es

Madrid
COLT Telecom España SA
C/ Telémaco 5
28027 Madrid
MD Spain: Angel Rojo-Diez
Tel: +34 91 789 9000
Fax: +34 91 789 9099

Sweden
www.colt.se

Stockholm
COLT Telecom AB
Box 3458
Luntmakargatan 18
SE – 103 69 Stockholm
Sweden
MD Sweden: Marie Loverfelt
Tel: +46 8 781 80 00
Fax: +43 8 781 81 00

Switzerland
www.colt.ch

Zürich
COLT Telecom AG
Müertschenstrasse 27
CH – 8048 Zürich
MD Switzerland: Hans Jörg Denzler
Tel: +41 58 560 16 00
Fax: +41 58 560 26 10

United Kingdom
www.colt.net

London
COLT Telecom Group plc
Beaufort House
15 St. Botolph Street
London EC3A 7QN
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

London
COLT Telecommunications
Beaufort House
15 St. Botolph Street
London EC3A 7QN
MD UK: Tim Wort
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

